Exhibit 99.3

GREAT PANTHER MINING LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2019

GREAT PANTHER MINING LIMITED	Page 1
Management’s Discussion & Analysis

TABLE OF CONTENTS

PROFILE	3

4SIGNIFICANT EVENTS	4

CHANGE IN COST REPORTING MEASURES	9

OPERATIONAL AND FINANCIAL HIGHLIGHTS	10

MINING OPERATIONS	12

ADVANCED PROJECTS	19

SELECTED ANNUAL INFORMATION	20

SUMMARY OF SELECTED QUARTERLY INFORMATION	21

RESTATEMENT OF PREVIOUSLY REPORTED QUARTERS	22

RESULTS OF OPERATIONS	24

GUIDANCE AND OUTLOOK	31

LIQUIDITY AND CAPITAL RESOURCES	34

TRANSACTIONS WITH RELATED PARTIES	37

CRITICAL ACCOUNTING ESTIMATES	37

CHANGES IN ACCOUNTING POLICIES	37

NEW ACCOUNTING STANDARDS	37

FINANCIAL INSTRUMENTS	38

SECURITIES OUTSTANDING	38

NON-GAAP MEASURES	38

INTERNAL CONTROLS OVER FINANCIAL REPORTING	47

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS	48

GREAT PANTHER MINING LIMITED	Page 2
Management’s Discussion & Analysis

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the annual audited consolidated financial statements of Great Panther Mining Limited (“Great Panther” or the “Company”) for the year ended December 31, 2019 and the notes related thereto, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and the most recent annual Form 40-F/Annual Information Form (“AIF”) on file with the US Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities.

All information in this MD&A is current as at March 30, 2020, unless otherwise indicated. All dollar amounts are expressed in US dollars (“USD”), unless otherwise noted.

This MD&A contains forward-looking statements and should be read in conjunction with the Cautionary Statement on Forward-Looking Statements section at the end of this MD&A.

This MD&A contains references to non-GAAP measures. Refer to the section entitled Non-GAAP Measures for explanations of these measures and reconciliations to the Company’s reported financial results.

Some tables and summaries contained in this MD&A may not sum exactly, due to rounding.

PROFILE

Great Panther Mining Limited is an intermediate precious metals mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American trading under the symbol GPL. The Company has three wholly-owned mining operations including the recently acquired Tucano Gold Mine (“Tucano”), which produces gold doré and is located in Amapá State in northern Brazil. In Mexico, Great Panther operates the Topia Mine (“Topia”) in the state of Durango and the Guanajuato Mine Complex (the “GMC”) in the state of Guanajuato. The GMC comprises the Guanajuato Mine (“Guanajuato”), the San Ignacio Mine (“San Ignacio”), and the Cata processing plant, producing silver and gold concentrate. Topia produces concentrates containing silver, gold, lead and zinc.

On March 5, 2019, the Company acquired Beadell Resources Limited (“Beadell”) (the “Acquisition”), a gold mining company previously listed on the Australian Securities Exchange which owned and operated Tucano. Tucano is part of an expansive set of exploration tenements, which are highly prospective and located in the under-explored ‘Birimian age’ greenstone terrane.

Great Panther also owns the Coricancha Mine Complex (“Coricancha”), a gold-silver-copper-lead-zinc mine and 600 tonnes per day processing facility. Coricancha is located in the central Andes of Peru, approximately 90 kilometres east of Lima. Coricancha is on care and maintenance and the Company is establishing the conditions under which a restart of production can be implemented.

The Company also owns several exploration properties which include: El Horcón, Santa Rosa, and Plomo in Mexico, and Argosy in Canada. The El Horcón property is located 100 kilometres by road northwest of Guanajuato, Santa Rosa is located 15 kilometres northeast of Guanajuato, and the Plomo property is located in Sonora, Mexico. The Argosy property is located in the Red Lake Mining District in northwestern Ontario, Canada.

Additional information on the Company, including its AIF, can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml or on the Company’s website at www.greatpanther.com.

GREAT PANTHER MINING LIMITED	Page 3
Management’s Discussion & Analysis

SIGNIFICANT EVENTS

Tucano Gold Mine

Acquisition of Tucano

On March 5, 2019, Great Panther completed the Acquisition by acquiring 100% of the issued and outstanding shares of Beadell through the issuance of 103,593,043 Great Panther shares to Beadell shareholders, representing approximately 38% of the post-acquisition issued and outstanding Great Panther shares.

Convertible Debentures

On April 3, 2019, all holders of Beadell’s senior secured convertible debentures maturing on June 30, 2023 (the “Convertible Debentures”) accepted the Company’s repurchase offer made under the terms of the indenture governing the Convertible Debentures upon a change of control. The repurchase was completed for an aggregate price of $10.5 million, plus accrued interest.

Operational and Exploration Highlights

In the fourth quarter of 2019, Tucano produced 34,181 gold ounces. From the date of Acquisition to the end of the year, gold production for Tucano totaled 105,561 gold ounces.

Since the Acquisition, Tucano achieved key improvements in mine productivities, ore grade, and metallurgical recoveries. At the end of April 2019, the Company completed the commissioning of the supplemental modular liquid oxygen supply system (“Supplemental Oxygen System”) at Tucano, which enabled Tucano to increase processing capacity for high-grade sulphide ore produced by the mine and achieve significant improvements in average gold grades and recoveries.

During the year since the Acquisition, Great Panther conducted 17,400 metres of exploration drilling at Tucano. The Company also initiated an evaluation of Tucano’s extensive land package concurrent with the drill program. Details on the 2020 exploration program can be found in the Outlook section.

Mineral Resource and Mineral Reserve Update

On March 9, 2020 the Company announced its inaugural Mineral Resource and Mineral Reserve Estimate (the “MRMR”) for Tucano. The MRMR has an effective date of September 30, 2019 and uses a more rigorous approach to mineral resource and reserve estimation compared with the June 30, 2017 estimate of the previous operator. The MRMR reflects operating experience since acquiring the mine in 2019 and a better understanding of the mine’s geology, and is therefore expected to improve mine forecasting reliability. Internationally recognized mining consultants Roscoe Postle & Associates (“RPA”) acted as independent technical qualified persons for the MRMR.

At Tucano, after adjustments for mining depletion since June 30, 2017, Mineral Reserves are now estimated to be approximately 646,000 gold ounces, a decline of approximately 489,000 gold ounces relative to the June 30, 2017 estimate. Mineral Resources (excluding Mineral Reserves) declined by approximately 500,000 gold ounces. Refer to the Company’s press release dated March 9, 2020 for more details of the update.

2020 Exploration Program and Opportunities for Mineral Resource Increases and Mine Life Extension at Tucano

In February 2020, Great Panther announced plans for a $6.6 million (55,000 metre) 2020 exploration drill program for Tucano, comprised of both "near-mine" and "regional" targets. In connection with the announcement of the MRMR, the Company announced a refinement of the near mine program and other opportunities to increase the mine life including the enhancement of an existing Prefeasibility Study supporting the development of an underground mining operation below the Urucum North pit, which comprises the 288,000 ounces of underground Mineral Reserves. A decision on whether to proceed with a Feasibility Study for an underground mine is anticipated in the fourth quarter of 2020, following an underground targeted drill program.

Urucum Central South Pit (“UCS”)

As noted in the Company’s news releases on October 7, 2019 and October 15, 2019, the west wall of the UCS pit underwent slope displacement on October 6, 2019. Since then, the pit has been closed to mining and the Company has deployed significant effort and resources toward a remediation plan with the assistance of the independent consulting firm Knight Piésold & Co.

Pending completion of the remediation plan, the UCS pit continues to be included in the Company’s MRMR, with a Mineral Reserve Estimate (Proven and Probable) of approximately 88,000 ounces of gold. Current estimates for UCS include conservative adjustments to pit wall configurations based on preliminary geotechnical findings.

GREAT PANTHER MINING LIMITED	Page 4
Management’s Discussion & Analysis

The Company believes that the UCS reserves are recoverable but cautions that recovery is subject to further evaluation based on geotechnical data gathering now underway. The data gathering will include the collection of additional geotechnical information from five geotechnical core holes to be drilled commencing in April 2020.

Following completion of data collection, an assessment will be made as to whether remediation of the UCS pit to mine the current reserves will be completed. If the remediation plan is determined not to be feasible, then the current UCS pit reserves may not be mined.

Guanajuato Mine Complex

In the first quarter of 2019, the Company completed its restructuring efforts it commenced in September 2018 to lower costs and mitigate the impact of lower metal prices. Major elements of a multi-mine optimization strategy for 2019 included sourcing the entire production for the GMC from San Ignacio and initiating a focused exploration program for the Guanajuato Mine while temporarily suspending production. The objective of the exploration program was to outline in-situ blocks of higher-grade mineralization and to bring Guanajuato back into production in 2020.

Accordingly, in 2019, production for the GMC was sourced from San Ignacio and only limited areas of the Guanajuato Mine for which mining was suspended for the first three quarters of 2019 to allow for the focused exploration program described above.

Exploration at Guanajuato in 2019 consisted of three drills which completed 8,832 metres across 126 holes, of mainly underground drilling focused on the Valenciana, Pozos, and Promontorio areas. Based upon the success of this 2019 program, the Company is working towards the resumption of mining at Guanajuato in 2020, with further details of this plan to be announced once a firm schedule has been determined.

The Company also conducted a surface drilling program at San Ignacio in 2019, to expand the existing mineral resource in the northern extent of the Nombre de Dios vein system, as well as to identify new resources in the San Pedro area along the Melladito and Purisima vein systems.

Refer to the Company’s press release dated January 28, 2020 for details of the 2020 the GMC exploration program.

On March 9, 2020, the Company released an updated NI 43-101 Mineral Resource estimate for the GMC, with effective dates of October 31, 2019 and July 31, 2019 for Guanajuato and San Ignacio, respectively. At the GMC, estimated Measured and Indicated (“M&I”) Mineral Resources for Guanajuato were approximately 3.7 million silver equivalent ounces (“Ag eq oz”), up by approximately 1.5 million Ag eq oz from the prior estimate dated August 31, 2017, reflecting the success of the 2019 exploration program. The Company believes that the increase in resources, together with ongoing drilling in 2020, could be the basis for a re-start of operations later this year.

M&I Mineral Resources for San Ignacio were approximately 5.0 million Ag eq oz, a decline of approximately 6.4 million Ag eq oz from the prior estimate effective August 31, 2017. The reduction is due primarily to mining depletion of 3.8 million Ag eq oz, the use of narrower wireframes, and an increase in the Net Smelter Return (“NSR”) cut-off from a marginal ~US$71/tonne to a full cost ~US$100/tonne. The new Mineral Resource Estimates for Guanajuato and San Ignacio feature higher silver equivalent grades as a result of the application of higher NSR cut off values. Refer to the Company’s press release dated March 9, 2020 for more details of the update.

GREAT PANTHER MINING LIMITED	Page 5
Management’s Discussion & Analysis

Topia Mine

On January 29, 2019, the Company provided an update to the Mineral Resource at Topia, with an effective date of July 31, 2018. Compared to the previous update which had an effective date of November 30, 2014, M&I Mineral Resources increased by 28% to 14,770,000 Ag eq oz as a result of the conversion of some Inferred Mineral Resources to M&I. Additional Inferred Mineral Resources were also identified which primarily made up for the ounces converted to M&I and maintained Inferred Mineral Resources at 10,720,000 Ag eq oz, or just 3% less than the those in the previous estimate.

For the year ended December 31, 2019, Topia achieved a new record for annual production at approximately 1.8 million Ag eq oz as a result of an increase in mill capacity, grade and advancing development of various mines in the Topia area. The Company also performed exploration drilling in 2019 to better define existing mineral resources, and to extend the mineral resources into new areas, along presently mined veins and along new veins. The 2020 exploration drill program will comprise 2,500 metres and focus on building mineral resources along the San Juan, Madre, Hipolito, La Prieta, Cantarranas, La Dura, Union de Pueblo, Higuera, and Oliva veins.  The 2019 drilling (5,344 metres in 25 holes) initially tested Hipolito, Cantarranas, Madre, Las Brisas, San Juan, and Oliva veins with success.

Coricancha

In July 2018, the Company initiated a trial stope and bulk sample program (“BSP”) to further de-risk the project following the results of a positive Preliminary Economic Assessment (“PEA”). In July 2019, Great Panther completed the BSP which confirmed key mill operating assumptions contained in its PEA. In the first quarter of 2020, the Company undertook a limited mining and processing campaign of approximately 25,000 tonnes. These activities have been temporarily suspended in accordance with the Peruvian government-mandated restrictions associated with the 15-day National State of Emergency announced on March 16, 2020 in response to the coronavirus respiratory disease, COVID-19, and the effective period was extended on March 26th to April 12, 2020 (further details provided in COVID-19 Response and Considerations section below). Once this campaign is completed, the mine will return to care and maintenance while the Company completes the optimization and de-risking of the project.

Gold Doré Prepayment Facility

On February 4, 2020, the Company completed a $11.25 million gold doré prepayment agreement (the "Agreement") with Samsung C&T U.K. Ltd. ("Samsung"), a wholly owned subsidiary of Samsung C&T Corporation, headquartered in Seoul, South Korea and a part of the Samsung Group.

In consideration of delivery and sale of approximately 3,000 ounces of gold contained in doré per month over a two-year period commencing January 2020 from Tucano, Samsung has advanced a $11.25 million prepayment (the "Advance") to Great Panther. Gold deliveries are sold at a 0.65% discount to the benchmark price of gold at the time of delivery. The Advance will be repaid in equal instalments of $0.8 million per month commencing December 2020 until January 2022 such that all amounts outstanding to Samsung will be repaid in full. The Advance bears interest at an annual rate of 3-month USD LIBOR plus 5% and is secured by a pledge of all equity interests in Great Panther's Brazilian subsidiary that owns Tucano. Great Panther has a full option for early re-payment of the Advance, subject to a 3% penalty applied to the outstanding balance. The Agreement also provides Samsung a right of offer for concentrates produced from Coricancha in certain circumstances. Samsung has the option to offset proceeds from gold doré purchases with amounts owing under the Advance in certain limited circumstances.

Concentrate Prepayment Facility

On December 30, 2019, the Company announced that it entered into a $10.0 million concentrate prepayment agreement with the IXM Group ("IXM"), one of the world's largest physical metal traders, headquartered in Geneva, Switzerland.

In consideration of an off-take agreement with a subsidiary of IXM at market-based commercial terms for 100% of the gold-silver concentrates produced from the GMC in 2020 and 2021, IXM advanced a $10.0 million prepayment to the Company on December 30, 2019. The prepayment is to be repaid on December 31, 2020 and bears interest at an annual rate of 3-month USD LIBOR plus 5%. There is no hedging of the price of gold or silver associated with the off-take or prepayment agreement. To the date of this MD&A, $1.0 million of the net proceeds of the prepayment were used to repay existing unsecured debt under the Company’s amended credit agreement with MACA Limited (“MACA”), a former contractor at Tucano under a provision that provides MACA with 10% of the proceeds of new debt issue or equity offering under certain conditions. IXM has the option to offset proceeds from purchases of concentrate with amounts owing under the prepayment.

GREAT PANTHER MINING LIMITED	Page 6
Management’s Discussion & Analysis

Gold put option arrangements

On February 4, 2020, to manage the Company’s exposure to fluctuations in the gold price, the Company established a limited gold floor price through the purchase of financial put options. The Company has purchased put options for gold totaling 45,000 ounces that mature from March 2020 to June 2020 at an average cost of $9.33 per gold ounce. The options ensure a minimum sale price of $1,500 per gold ounce for the majority of the Tucano production, without limiting any upside from rising gold prices.

Change of Name to Great Panther Mining Limited

On March 5, 2019, concurrent with the Acquisition, the Company changed its name to Great Panther Mining Limited from Great Panther Silver Limited to reflect a shift in primary metal production from silver to gold. The Company's CUSIP remains unchanged and the common shares continue to trade on the Toronto Stock Exchange under the symbol GPR and on the NYSE American under the symbol GPL.

Short Form Base Shelf Prospectus

On July 2, 2019, the Company filed a short form base shelf prospectus with the securities commissions in each of the provinces and territories of Canada, except for Quebec, and a corresponding registration statement on Form F-10 with the Securities Exchange Commission (the "Base Shelf Prospectus"). Subject to the subsequent preparation and filing of prospectus supplements, these filings allow Great Panther to make offerings of common shares, warrants, subscription receipts, units, or any combination thereof, having an aggregate offering price of up to $120.0 million in Canada and the United States over a 25-month period. Great Panther filed this Base Shelf Prospectus with the intention of maintaining financial flexibility, and the maximum amount that could potentially be offered under the Base Shelf Prospectus does not reflect an estimate of future financing requirements.

At-The-Market Offering

On July 9, 2019, the Company entered into an At-the-Market Offering Agreement with H.C. Wainwright & Co. and Eight Capital (the “ATM Agreement”). Under the ATM Agreement, the Company will be entitled, at its discretion and from time-to-time during the term of the ATM Agreement, to sell common shares of the Company equal to the lesser of i) 10% of the aggregate market value of the Company’s outstanding common shares as at the last trading day of the month before the month in which the first trade under the offering is made, and ii) aggregate gross proceeds of $25.0 million (the “ATM Facility”). Sales of the common shares will be made in "at-the-market distributions", as defined in National Instrument 44-102, directly on the NYSE American Stock Exchange or on any other existing trading market in the United States. No offers or sales of common shares will be made in Canada on the Toronto Stock Exchange or other trading markets in Canada. As of the date of the MD&A, the Company has not issued any common shares under the ATM Facility.

Bought Deal Offering

On August 8, 2019, the Company completed an equity bought deal offering of 23,000,000 common shares at the price of $0.75 per share for aggregate gross proceeds of $17.3 million. The Company paid a cash commission to the underwriters equal to 5% of the gross proceeds of the offering. The intended use of net proceeds from this offering were for (i) near mine and regional exploration programs at Tucano, (ii) capital expenditures in connection with Tucano including optimization initiatives, and (iii) improvement of the Company's working capital balances and general corporate purposes.  To the date of this MD&A, $1.6 million of the net proceeds of the offering were used to repay existing unsecured debt under the Company’s amended credit agreement with MACA, a former contractor at Tucano under a provision that provides MACA with 10% of the proceeds of new debt issue or equity offering under certain conditions. As part of the Acquisition, the terms of this provision were renegotiated to reduce the percentage from 30% to 10%. The offering was made by way of a prospectus supplement dated August 1, 2019 to the Company's aforementioned Base Shelf Prospectus.

The following table provides the proposed use of proceeds from the equity bought deal financing. In terms of the actual use of proceeds, $1.6 million was used in connection with a debt repayment to MACA as noted above and the balance of the proceeds were used for capital expenditures at Tucano of $4.5 million in the fourth quarter of 2019, for general working capital purposes and held for future investment in capital and exploration expenditures at Tucano.

GREAT PANTHER MINING LIMITED	Page 7
Management’s Discussion & Analysis

Use of Proceeds	Previously Disclosed
Near mine and regional exploration programs at Tucano	$5.0
Tucano capital expenditures, including optimization initiatives	5.0
Debt repayment to MACA	1.4
Total	11.4
Working capital and general corporate purposes	2.6
Over-allotment option	2.1
Total net proceeds received	$16.1

Director and Senior Management Changes

On May 7, 2019, the Company appointed Mr. Kevin Ross to its Board of Directors. Mr. Ross is a mining engineer with over 40 years of experience leading mining operations in Africa, Europe, North America and Latin America. He holds a BSc (Mining Engineering) from the Royal School of Mines, in London, England and an MBA from Cranfield School of Management, and is a registered European Engineer. Mr. Ross is currently the Chief Operating Officer of Orca Gold Inc., where he is leading studies to develop a gold mine in Sudan.

On July 16, 2019, Jeffrey R. Mason was appointed Chair of the Board of Directors of the Company succeeding R.W. (Bob) Garnett, who continues on the Board. Mr. Mason has been a Director of, or advisor to, Great Panther since June 2014. He has been a senior executive and director of multiple mining companies, and currently serves on the boards of Auryn Resources Inc. and Torq Resources Inc.

On October 30, 2019, the Company announced that James Bannantine, President & CEO, departed the Company following a determination by the Company’s Board of Directors to effect a leadership change. Board Chair, Jeffrey Mason, assumed the additional role of Interim President & CEO until a permanent successor is in place.

On October 31, 2019, the Company appointed Neil Hepworth as Chief Operating Officer. Mr. Hepworth is a Chartered Mining Engineer in United Kingdom with over 30 years of experience in underground mining operations and technical and operational experience in open pit mines. He has strong technical knowledge of geology and geotechnics. Mr. Hepworth has operational experience throughout Latin America, Africa and Europe, with extensive experience in Brazil and Mexico. He holds an M.Sc. Engineering (Mining) and a B.Sc. Honours (Geology) from the University of Witwatersrand, South Africa, and speaks Portuguese.

Other

The Company experienced one fatality at the GMC and one fatality at Coricancha during 2019. The Company considers health and safety of its workers, and others in the communities in which it operates, to be a top priority. The Company completed extensive investigations into each event and routinely undertakes safety training and updates and improvements to safety procedures and practices to minimize injuries and provide the safest work environment possible.

COVID-19 Response and Considerations

The Company has been closely monitoring the effects of the spread of the coronavirus respiratory disease (“COVID-19”) with a focus on the jurisdictions in which the Company operates and its head office location in Canada.

The rapid worldwide spread of COVID-19 is prompting governments to incrementally implement restrictive measures in an attempt to curb the spread of COVID-19. During this period of uncertainty, Great Panther’s priority is to safeguard the health and safety of personnel and host communities, support and enforce government actions to slow the spread of COVID-19, and to assess and mitigate the risks to our business continuity.

The Company has implemented a COVID-19 response plan that includes a number of measures to safeguard against the spread of the virus at its offices and sites. These include requirements to report infection or contact with those infected, restrictions on international travel and any non-essential domestic travel, alternative work arrangements, hygiene precautions and social distancing practices among others. Great Panther is also maintaining regular communications with its suppliers, customers and business partners to monitor any potential risks to its ongoing operations.

GREAT PANTHER MINING LIMITED	Page 8
Management’s Discussion & Analysis

To date, these measures have not impacted the Company’s operating mines in Mexico and Brazil and there are no confirmed or suspected cases of COVID-19 across the Company’s corporate offices and operations. In accordance with government-mandated restrictions in response to COVID-19, Coricancha, which has been on care and maintenance with some limited mining operations, will conduct exclusively care and maintenance activities to sustain the appropriate safety and environmental systems during the National State of Emergency currently in effect until April 12, 2020 announced on March 26, 2020.

Although there have not been any impacts to the Company’s operations to date, the Company cannot provide assurance that there will not be disruptions to its operations in the future. An escalation of government restrictions in response to COVID-19 in Mexico and Brazil could result in shut-downs or curtailment of operations with consequential impact to the Company’s cash flows, working capital and the ability of the Company to make scheduled debt repayments.

CHANGE IN COST REPORTING MEASURES

As a result of the Acquisition, the Company’s primary metal production by value is now gold. In addition, Great Panther’s Mexican silver mining operations produce a significant component of gold by-product. As a result, the Company has changed to primary reporting of cash cost and All-in sustaining cost (“AISC”) metrics on a per ounce of gold sold basis, net of by-product credits (refer to the Non-GAAP Measures section for definitions and reconciliations of these measures to the Company’s reported financial results). Cash cost and AISC measures on a payable silver ounce basis (net of by-product credits) continue to be provided for the Company’s Mexican operating mines as these remain primary silver producing mines by value.

GREAT PANTHER MINING LIMITED	Page 9
Management’s Discussion & Analysis

OPERATIONAL AND FINANCIAL HIGHLIGHTS

The consolidated operating and financial results and related discussion throughout the document reflect Tucano operations for the period from the Acquisition date March 5, 2019 to December 31, 2019.

	Q4 2019	Q4 2018	Change	2019	2018	Change
OPERATING RESULTS
Total material mined – Tucano (tonnes)[1]	5,857,185	–1	N/A1	19,343,355	–1	N/A1
Ore mined – Tucano (tonnes)[1]	715,346	–1	N/A1	1,876,031	–1	N/A1
Ore mined – Mexico (tonnes)	64,843	92,158	-30%	262,877	376,743	-30%
Tonnes milled – Tucano[1]	860,634	–1	N/A1	2,520,981	–1	N/A1
Tonnes milled – Mexico (excluding custom milling)	67,564	89,270	-24%	266,867	374,229	-29%
Tonnes milled – Consolidated operations (excluding custom milling)	928,198	89,270	N/A1	2,787,848	374,229	N/A1
Plant gold head grade (g/t) – Tucano[1]	1.33	–1	N/A1	1.41	–1	N/A1
Plant head grade (g/t Ag eq) - Mexico	350	311	13%	347	329	5%
Gold ounces produced – Tucano[1]	34,181	–1	N/A1	105,561	–1	N/A1
Gold ounces produced – Consolidated operations	37,089	4,101	804%	118,494	20,161	488%
Gold equivalent ounces (“Au eq oz”) produced[2]	44,697	11,897	276%	146,853	52,137	182%
Gold ounces sold	38,992	4,262	815%	120,056	19,560	514%
Au eq oz sold[2]	45,625	11,807	286%	145,746	49,096	197%
Cash cost per gold ounce sold - Tucano[3]	$1,340	$–1	N/A1	$1,118	$–1	N/A1
AISC per gold ounce sold - Tucano[3]	$1,681	$–1	N/A1	$1,406	$–1	N/A1
Cash cost per gold ounce sold[3]	$1,268	$777	63%	$1,071	$664	61%
AISC per gold ounce sold, excluding corporate G&A expenditures [3]	$1,615	$992	63%	$1,383	$943	47%
AISC per gold ounce sold[3]	$1,703	$1,385	23%	$1,484	$1,285	15%

[1]	2018 comparative data for Tucano has not been provided as this relates to the period of ownership by Beadell. The data presented for the year ended December 31, 2019 is the period from March 5, 2019 to December 31, 2019 during which the Company owned Tucano following the Acquisition.

[2]	Gold equivalent ounces are referred to throughout this document. Au eq oz were calculated using a 1:80 Au:Ag ratio, and ratios of 1:0.000795 and 1:0.00102258 for the price/ounce of gold to price/pound of lead and zinc, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations.

[3]	The Company has included the non-GAAP performance measures cost per tonne milled, cash cost per gold ounce sold, cash cost per payable silver ounce, AISC per gold ounce sold excluding corporate G&A expenditures, AISC per gold ounce sold, AISC per payable silver ounce, mine operating earnings before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER MINING LIMITED	Page 10
Management’s Discussion & Analysis

(in thousands, except per ounce, per share and exchange rate figures)	Q4 2019	Q4 2018	Change	2019	2018	Change
FINANCIAL RESULTS
Revenue	$65,679	$13,647	381%	$198,653	$59,434	234%
Mine operating earnings before non-cash items[1]	$8,446	$2,017	319%	$41,874	$12,020	248%
Mine operating earnings (loss)	$(5,046)	$1,206	-518%	$6,845	$8,185	-16%
Net loss	$(28,068)	$(3,559)	-689%	$(91,022)	$(10,063)	-805%
Adjusted EBITDA[1]	$(5,338)	$(2,638)	-102%	$7,919	$(5,054)	-257%
Operating cash flow before changes in net non-cash working capital	$(7,750)	$(3,776)	-105%	$(1,486)	$(6,722)	78%
Cash flows from operating activities	$7,785	$(1,875)	515%	$13,787	$327	4,116%
Cash and short-term deposits at end of period	$36,970	$50,581	-27%	$36,970	$50,581	-27%
Net working capital at end of period	$12,815	$61,851	-79%	$12,815	$61,851	-79%
Loss per share – basic and diluted	$(0.09)	$(0.02)	-350%	$(0.33)	$(0.06)	-450%
Average realized gold price per oz2	$1,485	$1,250	19%	$1,419	$1,278	11%
Average realized silver price per oz2	$17.71	$14.80	20%	$16.45	$15.56	6%
Brazilian real (“BRL”)/USD	$4.12	$3.81	8%	$3.94	$3.65	8%
Mexican peso (“MXN”)/USD	$19.27	$19.86	-3%	$19.26	$19.25	0%

[1]	The Company has included the non-GAAP performance measures cost per tonne milled, cash cost per gold ounce sold, cash cost per payable silver ounce, AISC per gold ounce sold excluding corporate G&A expenditures, AISC per gold ounce sold, AISC per payable silver ounce, mine operating earnings before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

[2]	Average realized gold and silver prices are prior to smelting and refining charges.

GREAT PANTHER MINING LIMITED	Page 11
Management’s Discussion & Analysis

MINING OPERATIONS

Consolidated operations

	Q4 2019	Q4 2018	Change	% Change	2019	2018	Change	% Change
Total material mined – Tucano (tonnes) [1]	5,857,185	–1	N/A1	N/A1	19,343,355	–1	N/A1	N/A1
Ore mined – Tucano (tonnes)[1]	715,346	–1	N/A1	N/A1	1,876,031	–1	N/A1	N/A1
Ore mined – Mexico (tonnes)	64,843	92,158	(27,315)	-30%	262,877	376,743	(113,866)	-30%
Tonnes milled – Tucano[1]	860,634	–1	N/A1	N/A1	2,520,981	–1	N/A1	N/A1
Tonnes milled – Mexico (excluding custom milling)	67,564	89,270	(21,706)	-24%	266,867	374,229	(107,362)	-29%
Tonnes milled – Consolidated operations (excluding custom milling)	928,198	89,270	838,928	N/A1	2,787,848	374,229	2,413,619	N/A1
Consolidated Production
Gold (ounces)	37,089	4,101	32,988	804%	118,494	20,161	98,333	488%
Silver (ounces)	423,231	438,152	(14,921)	-3%	1,529,362	1,857,864	(328,502)	-18%
Lead (tonnes)	487	474	13	3%	1,960	1,958	2	0%
Zinc (tonnes)	650	661	(11)	-2%	2,576	2,361	215	9%
Au eq oz	44,697	11,897	32,800	276%	146,853	52,137	94,716	182%
Consolidated Sales
Gold ounces sold	38,992	4,262	34,730	815%	120,056	19,560	100,496	514%
Au eq oz sold	45,625	11,807	33,818	286%	145,746	49,096	96,650	197%
Cost metrics
Cash cost per gold ounce sold[2]	$1,268	$777	$491	63%	$1,071	$664	$407	61%
AISC per gold ounce sold, excluding corporate G&A expenditures[2]	$1,615	$992	$623	63%	$1,383	$943	$440	47%
AISC per gold ounce sold[2]	$1,703	$1,385	$318	23%	$1,484	$1,285	$199	15%

The consolidated operating results, cash cost and AISC for the three and twelve months ended December 31, 2019 reflect Tucano operations from the date of the completion of the Acquisition, and a comparison to those of prior periods on an overall basis is not meaningful. Refer to the discussion of operating and cost metrics for the individual mines in the following sections.

Consolidated AISC per gold ounce sold (excluding corporate general and administrative (“G&A”) expenses) of $1,383 for the year ended December 31, 2019 is higher than the Company’s most recent consolidated annual guidance for AISC (excluding corporate G&A expenses) for the following reasons:

•	The Company made an accrual of $5.6 million for Brazil legal claims in the fourth quarter of 2019, as discussed in the Results of Operation section below;

•	The Company also incurred penalties from its mining contractor for on-site contractor equipment that was unutilized, in accordance with its mining services contract. The lower production and mining contractor penalties are discussed in detail in the Tucano operations section below.

•	Higher cash cost per silver payable ounce at Topia due to a less favourable market for Topia’s concentrates and general cost increases over the prior year comparative period, as discussed in the Topia operations section below.

[1]	The data presented for the year ended December 31, 2019 is for the period from March 5, 2019 to December 31, 2019, the period for which the Company owned Tucano following the Acquisition.

[2]	The Company has included the non-GAAP performance measures cost per tonne milled, cash cost per gold ounce sold, cash cost per payable silver ounce, AISC per gold ounce sold excluding corporate G&A expenditures, AISC per gold ounce sold, AISC per payable silver ounce, mine operating earnings before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER MINING LIMITED	Page 12
Management’s Discussion & Analysis

For the purposes of consolidated cash cost and AISC per gold ounce sold, the GMC and Topia are incorporated on the basis of Au eq oz production and sales, and other metals produced are treated as by-products. See the Non-GAAP Measures section for detailed reconciliations and computation of these measures.

Tucano Gold Mine

	Q4 2019	Q3 2019	Change	% Change	Q2 2019	Period from March 5, 2019 to December 31, 2019
Mining and Processing
Ore mined (tonnes)	715,346	546,561	168,785	31%	523,424	1,876,031
Ore mined grade (g/t)	1.36	1.90	(0.54)	-28%	1.45	1.54
Marginal ore mined (tonnes)	2,555	1,521	1,034	68%	11,422	28,657
Total waste mined (tonnes)	5,139,284	6,360,015	(1,220,731)	-19%	4,474,546	17,438,667
Total material mined (tonnes)	5,857,185	6,908,097	(1,050,912)	-15%	5,009,392	19,343,355
Strip ratio	7.2	11.6	(4.4)	-38%	8.5	9.3
Tonnes milled	860,634	747,498	113,136	15%	718,682	2,520,981
Plant head grade (g/t)	1.33	1.62	(0.29)	-18%	1.41	1.41
Plant gold recovery (%)	92.8%	93.2%	(0.4%)	0%	91.9%	92.4%
Production
Gold ounces	34,181	36,317	(2,136)	-6%	29,899	105,561
Sales
Gold ounces	36,213	40,024	(3,811)	-10%	26,469	108,021
Cost metrics
Cost per tonne milled[1]	$56	$57	$(1)	-2%	$35	$48
Cash cost per gold ounce sold[1]	$1,340	$1,063	$277	26%	$957	$1,118
AISC per gold ounce sold[1]	$1,681	$1,327	$354	27%	$1,126	$1,406

The data presented for the year ended December 31, 2019 is for the period from Acquisition to December 31, 2019.

During the fourth quarter of 2019, Tucano produced 34,181 ounces of gold, a decrease of 6% compared to the third quarter of 2019, mainly due to 15% lower material mined, a direct result of the suspended mining at the UCS pit in October 2019 as described in the Significant Events section. Production was accelerated from Urucum North and Urucum South pits which partly made up for the shortfall from UCS in the fourth quarter. Compared to the third quarter of 2019, mill throughput was 15% higher but offset by average ore feed grades which were 18% lower.

Cash cost per gold ounce sold for Tucano was $1,340 for the fourth quarter of 2019, compared to $1,063 in the third quarter of 2019. The $277 per gold ounce sold increase was mainly due to the 10% lower gold sales volume and 18% lower gold grades. BRL denominated production costs were also higher due to higher mining costs incurred as a result of lower productivities, increased pit congestion, smaller blasts, and ore variability at the Urucum North and Urucum South pits which were mined due to the stoppage of mining at the UCS pit. Additionally, as a result of the MRMR update, approximately $1.0 million of capitalized stripping costs were expensed to cost of sales based on expected stripping ratio results. The Company also incurred penalties from its mining contractor for on-site contractor equipment that was unutilized, in accordance with its mining services contract. These factors were partly offset by the weakening of the BRL to the USD.

AISC per gold ounce sold for Tucano was $1,681 for the fourth quarter of 2019, compared to $1,327 in the third quarter of 2019. The $354 per gold ounce sold increase was mainly due to the aforementioned higher cash costs, higher mine-level G&A expenses due to an accrual of $5.6 million for Brazil legal claims as discussed in the Results of Operation section below, higher capital expenditures, and the lower number of gold ounces sold which increased AISC on a gold per ounce sold basis. These were offset by the lower stripping costs as a result of the lower strip ratio.

[1]	Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS.

GREAT PANTHER MINING LIMITED	Page 13
Management’s Discussion & Analysis

Guanajuato Mine Complex

Although the Company’s primary metal produced by value is now gold as a result of the Acquisition, the Company continues to use and report cost metrics per payable silver ounce to manage and evaluate operating performance at the GMC, as silver continues to represent a significant portion of its production.

	Q4 2019	Q4 2018	Change	% Change	2019	2018	Change	% Change
Tonnes mined	47,460	71,943	(24,483)	-34%	185,587	301,014	(115,427)	-38%
Tonnes milled	48,710	70,387	(21,677)	-31%	187,610	300,624	(113,014)	-38%
Production
Silver (ounces)	180,454	254,405	(73,951)	-29%	590,781	1,096,757	(505,976)	-46%
Gold (ounces)	2,640	3,833	(1,193)	-31%	11,588	19,073	(7,485)	-39%
Silver equivalent ounces (“Ag eq oz”) [1]	391,637	561,083	(169,446)	-30%	1,517,853	2,622,623	(1,104,770)	-42%
Sales
Gold ounces sold	2,544	4,062	(1,518)	-37%	11,052	18,780	(7,728)	-41%
Payable silver ounces	169,162	273,503	(104,341)	-38%	556,582	1,106,357	(549,775)	-50%
Ag eq oz sold[1]	372,681	598,434	(225,753)	-38%	1,440,705	2,608,715	(1,168,010)	-45%
Average ore grades
Silver (g/t)	136	129	7	5%	116	129	(13)	-10%
Gold (g/t)	2.00	2.01	(0.01)	0%	2.26	2.27	(0.01)	0%
Metal recoveries
Silver	84.4%	87.2%	(2.8%)	-3%	84.7%	87.9%	(3.2%)	-4%
Gold	84.1%	84.4%	(0.3%)	0%	85.2%	87.1%	(1.9%)	-2%
Cost metrics
Cost per tonne milled[2]	$93	$99	$(6)	-6%	$95	$107	$(12)	-11%
Cash cost per payable silver ounce[2]	$6.75	$12.25	$(5.50)	-45%	$6.74	$10.23	$(3.49)	-34%
AISC per payable silver ounce[2]	$10.72	$14.53	$(3.81)	-26%	$13.21	$14.14	$(0.93)	-7%

Metal Production

Metal production for the year ended December 31, 2019 decreased by 42% compared to the prior year mainly due to lower throughput as the Company continued to source ore primarily from San Ignacio while focusing on an exploration program at Guanajuato. In addition, average silver grades were lower due to variability in the mineral resource. Silver and gold recoveries were lower due to the transition from processing an ore blend from Guanajuato and San Ignacio to San Ignacio ore which required metallurgical adjustments.

Metal production in the fourth quarter of 2019 decreased by 30% compared to the fourth quarter of 2018 primarily due to the lower throughput for reasons as discussed above, and lower silver recovery. These factors were partly offset by higher average silver grade.

Cost per tonne milled

Cost per tonne milled for the year ended December 31, 2019 decreased by $12 per tonne compared to the prior year as MXN denominated production costs declined as a result of the restructuring efforts in the fourth quarter of 2018 and the first quarter of 2019; however, these were mostly offset by the decrease in mill throughput (net $12 per tonne effect).

[1]	Silver equivalent ounces are referred to throughout this document. Ag eq oz are calculated using a 80:1 Ag:Au ratio and ratios of 1:0.0636 and 1:0.0818 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations.

[2]	Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS.

GREAT PANTHER MINING LIMITED	Page 14
Management’s Discussion & Analysis

Cost per tonne milled in the fourth quarter of 2019 decreased by $6 per tonne compared to the fourth quarter of 2018 as MXN denominated production costs declined as a result of the restructuring efforts discussed above; however, these were mostly offset by the decrease in mill throughput (net $6 per tonne effect).

Cash cost per payable silver ounce

Cash cost per payable silver ounce for the year ended December 31, 2019 decreased by $3.49 per payable silver ounce compared to the prior year primarily due to lower MXN production costs, and lower smelting and refining charges, but was partly offset by lower gold by-product credits and lower payable silver ounces (net $3.49 per oz effect).

Cash cost per payable silver ounce in the fourth quarter of 2019 decreased by $5.50 per payable silver ounce compared to the fourth quarter of 2018 primarily due to lower MXN production costs, and lower smelting and refining charges, but were partly offset by lower gold by-product credits and lower payable silver ounces (net $5.50 per oz effect).

All-in sustaining cost per payable silver ounce

All-in sustaining cost per payable silver ounce for the year ended December 31, 2019 decreased by $0.93 per payable silver ounce compared to the prior year primarily due to the decrease in cash cost ($3.49 per oz effect) as described above, lower capital expenditures ($1.59 per oz effect), and lower sustaining exploration, evaluation and development (“EE&D”) expenses ($1.15 per oz effect). These factors were partly offset by the lower number of payable silver ounces which increased AISC on a per ounce basis ($3.87 per oz effect), and Guanajuato care and maintenance costs that commenced in the first quarter of 2019 ($1.43 per oz effect).

All-in sustaining cost per payable silver ounce in the fourth quarter of 2019 decreased by $3.81 per payable silver ounce compared to the fourth quarter of 2018 primarily due to the decrease in cash cost ($5.50 per oz effect) as described above, and lower capital expenditures ($1.39 per oz effect). These factors were partly offset by the lower number of payable silver ounces which increased AISC on a per ounce basis ($1.41 per oz effect), Guanajuato care and maintenance costs that commenced in the first quarter of 2019 ($1.16 per oz effect), and higher EE&D expenses ($0.51 per oz effect).

Exploration

Metres of exploration drilling	Q4 2019	Q4 2018	FY 2019	FY 2018
Guanajuato Mine	3,306	81	8,832	2,197
San Ignacio Mine	1,040	585	7,535	2,558
Total	4,346	666	16,367	4,755

For the quarter ended December 31, 2019 and the year ended December 31, 2019, the number of metres of exploration drilling increased compared to the same period in 2018 mainly due to the focused exploration program for Guanajuato that commenced in the second quarter of 2019 with the objective to outline economic stopes to bring it back into production in 2020. Refer to the Company’s press release dated January 28, 2020 for details of the findings.

Development and drilling costs for the GMC are expensed.

Permitting

There have been no changes to the status of the GMC permitting matters since those disclosed in the Company’s MD&A for the three and nine months ended September 30, 2019, except for the wastewater discharge at San Ignacio as discussed below. Please refer to the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2019 for discussion of these matters.

GREAT PANTHER MINING LIMITED	Page 15
Management’s Discussion & Analysis

Wastewater discharge at San Ignacio

In June 2016, the Company filed a request for authorization to discharge wastewater in San Ignacio. The authority conducted a technical visit in November 2016. In April 2018, the authority requested additional information, which the Company promptly submitted. In the fourth quarter of 2019, the Company received the authorization to legally discharge wastewater from San Ignacio.

GREAT PANTHER MINING LIMITED	Page 16
Management’s Discussion & Analysis

Topia Mine

Although the Company’s primary metal produced by value is now gold as a result of the Acquisition, the Company continues to use and report cost metrics per payable silver ounce to manage and evaluate operating performance at Topia, as silver continues to represent the primary metal produced by value.

	Q4 2019	Q4 2018	Change	% Change	FY 2019	FY 2018	Change	% Change
Tonnes mined	17,383	20,214	(2,831)	-14%	77,290	75,729	1,561	2%
Tonnes milled	18,854	18,883	(29)	0%	79,257	73,605	5,652	8%
Custom milling	472	–	472	100%	1,429	–	1,429	100%
Total tonnes milled	19,326	18,883	443	2%	80,686	73,605	7,081	10%
Production
Silver (ounces)	242,776	183,747	59,029	32%	938,581	761,107	177,474	23%
Gold (ounces)	267	267	–	0%	1,344	1,087	257	24%
Lead (tonnes)	487	474	13	3%	1,960	1,958	2	0%
Zinc (tonnes)	650	661	(11)	-2%	2,576	2,361	215	9%
Silver equivalent ounces [1]	449,621	390,701	58,920	15%	1,785,483	1,548,343	237,140	15%
Sales
Payable silver ounces	212,882	181,643	31,239	17%	857,440	707,206	150,234	21%
Gold ounces sold	235	200	35	18%	983	780	203	26%
Ag eq oz sold[1]	375,001	346,129	28,872	8%	1,539,768	1,318,924	220,844	17%
Average ore grades
Silver (g/t)	424	326	98	30%	392	344	48	14%
Gold (g/t)	0.81	0.83	(0.02)	-2%	0.94	0.79	0.15	19%
Lead (%)	2.74	2.69	0.05	2%	2.65	2.82	(0.17)	-6%
Zinc (%)	3.64	3.68	(0.04)	-1%	3.44	3.41	0.03	1%
Metal recoveries
Silver	94.4%	92.9%	1.5%	2%	93.9%	93.4%	0.5%	1%
Gold	54.2%	53.4%	0.8%	1%	55.9%	58.1%	(2.2%)	-4%
Lead	94.3%	93.3%	1.0%	1%	93.2%	94.3%	(1.1%)	-1%
Zinc	94.7%	95.0%	(0.3%)	0%	94.3%	94.1%	0.2%	0%
Cost metrics
Cost per tonne milled[2]	$201	$179	$22	12%	$213	$180	$33	18%
Cash cost per payable silver ounce[2]	$11.31	$7.54	$3.77	50%	$12.09	$6.90	$5.19	75%
AISC per payable silver ounce[2]	$13.71	$9.13	$4.58	50%	$15.35	$8.50	$6.85	81%

Metal Production

Metal production for the year ended December 31, 2019 increased by 15% compared to the prior year mainly due to higher throughput and improvement in average silver, gold and zinc grades. These factors were partly offset by lower lead grades, as well as lower recoveries for gold and lead.

[1]	Silver equivalent ounces are referred to throughout this document. Ag eq oz are calculated using a 80:1 Ag:Au ratio and ratios of 1:0.0636 and 1:0.0818 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations.

[2]	Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS.

GREAT PANTHER MINING LIMITED	Page 17
Management’s Discussion & Analysis

Metal production in the fourth quarter of 2019 increased by 15% compared to the fourth quarter of 2018 primarily due to improvement in average silver and lead grades as well as higher recoveries for silver, gold and lead. These factors were partly offset by lower average gold and zinc grades.

Cost per tonne milled

Cost per tonne milled for the year ended December 31, 2019 increased by $33 per tonne compared to the prior year primarily due to higher MXN production costs ($43 per tonne effect) (discussed further in the Cash cost per payable silver ounce section below), and the cost of high grade ore purchased from the neighbouring mine ($5 per tonne effect). These were partially offset by higher mill throughput ($15 per tonne effect).

Cost per tonne milled in the fourth quarter of 2019 increased by $22 per tonne compared to the fourth quarter primarily due to higher MXN production costs ($26 per tonne effect). These were partially offset by higher mill throughput ($4 per tonne effect).

Cash cost per payable silver ounce

Cash cost per payable silver ounce for the year ended December 31, 2019 increased by $5.19 per payable silver ounce compared to the prior year primarily due to higher MXN production costs ($4.97 per oz effect), due to cost increases over the comparative period in salaries and wages ($2.03 per oz effect), mining contractor rates and production bonuses ($1.03 per oz effect), general plant maintenance costs ($0.71 per oz effect), electricity rates ($0.65 per oz effect), mine rehabilitation and maintenance costs ($0.35/oz effect), and rates for concentrate freight ($0.20 per oz effect). Also contributing to the increase in cash were higher smelting and refining charges ($2.12 per oz effect), and lower by-product credits ($0.10 per oz effect). These were partly offset by the higher payable silver ounces ($1.21 per oz effect), the high-grade ore purchased from the neighbouring small mine that translated into higher silver ounces per tonne milled, which had the positive effect of reducing unit cost ($0.79/oz effect).

Cash cost per payable silver ounce in the fourth quarter of 2019 increased by $3.77 per payable silver ounce compared to the fourth quarter of 2018 primarily due to higher MXN production costs ($1.60 per oz effect), higher smelting and refining charges ($2.45 per oz effect), lower by-product credits ($0.31 per oz effect), and the strengthening of the MXN to the USD, which had the effect of increasing production costs in USD terms by $0.52 per oz. These were partly offset by the higher payable silver ounces ($1.11 per oz effect).

All-in sustaining cost per payable silver ounce

All-in sustaining cost per payable silver ounce for the year ended December 31, 2019 increased by $6.85 per payable silver ounce compared to the prior year primarily due to the increase in cash cost ($5.19 per oz effect) as described above, higher capital expenditures ($1.29 per oz effect), higher sustaining EE&D expenses ($0.56 per oz effect), and lease liability payments ($0.09 per oz effect). These factors were partly offset by higher payable silver ounces ($0.28 per oz effect).

All-in sustaining cost per payable silver ounce in the fourth quarter of 2019 increased by $4.58 per payable silver ounce compared to the fourth quarter of 2018 primarily due to the increase in cash cost ($3.77 per oz effect) as described above, higher capital expenditures ($0.73 per oz effect), higher sustaining EE&D expenses ($0.25 per oz effect), and lease liability payments ($0.06 per oz effect). These factors were partly offset by higher payable silver ounces ($0.23 per oz effect).

Exploration

Metres of exploration drilling	Q4 2019	Q4 2018	FY 2019	FY 2018
Total metres of exploration drilling	1,146	–	5,344	–

The metres of development for the year ended December 31, 2019 increased compared to the prior year due to the exploration drilling at 15-22, Argentina, Hormiguera El Rosario, and Recompensa mines that commenced in the third quarter of 2019. The main purpose of this exploration program is to better define existing mineral resources, and to extend the mineral resources into new areas, both in terms of along presently mined veins and along new veins. The program is being conducted with three underground drill rigs performing infill drilling, and one surface drill rig focused on step-out drilling.

GREAT PANTHER MINING LIMITED	Page 18
Management’s Discussion & Analysis

Permitting

There have been no changes to the status of the Topia permitting matters since those disclosed in the Company’s MD&A for the three and nine months ended September 30, 2019, except for the voluntary environmental audit program supported by the Mexican environmental compliance authority, the Procuraduría Federal de Protección al Ambiente ("PROFEPA"), and that the Company received an extension to January 2021 from January 2020 to address the audit findings. Please refer to the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2019 for discussion of these matters.

ADVANCED PROJECTS

Coricancha

Great Panther acquired Coricancha in June 2017. In July 2018, the Company filed a PEA which outlined the potential for three million Ag eq oz of annual production, and in June 2019, it completed the BSP which successfully confirmed the key operating assumptions for Coricancha contained in the PEA. The Company also identified the potential to increase the life of mine through developing a mine plan for the resources not incorporated into the PEA, which utilizes only approximately 28% of the overall resource. Under the BSP, a total of 5,089 tonnes of mineralized material was mined from the Constancia and Escondida veins and processed through the plant. The program produced 15,561 ounces of silver, 303 ounces of gold, 107,319 pounds of lead, and 99,889 pounds of zinc through the production of zinc and lead concentrates. In the third quarter of 2019, the Company sold the majority of the metal concentrate produced from the BSP. Based on the results of the BSP, the Company is reviewing the conditions under which a restart can be implemented.

The Company does not currently plan to complete a feasibility study in connection with any production decision due to (i) the existing processing plant facility, (ii) the low initial capital costs to re-establish underground workings, and (iii) the Company’s knowledge of the mine and resource base.

Legacy tailings

The Company has undertaken the reclamation of certain legacy tailings facilities at Coricancha under a remediation plan approved by the Ministry of Energy and Mines (the “MEM”), the relevant regulatory body. In addition, as part of the purchase of Coricancha, the Company has an agreement with the previous owner for the reimbursement of costs to execute reclamation activities up to an agreed maximum. The Company continues to seek approval of a modification to a remediation plan from MEM in accordance with the recommendations of an independent consultant to preserve the stability of nearby areas. The Company has changed the scheduling of the reclamation work, pending a decision from the MEM regarding the proposal to modify the approved remediation plan.

Concurrently, the Company has successfully undertaken various legal measures to protect itself from any pending or new fines, penalties, regulatory action or charges from government authorities which may be initiated as a result of the change in timing of reclamation under the proposed plan. The Company believes this matter can be resolved favourably but cannot provide any assurance. Although the Company has all necessary permits to restart Coricancha, if this matter is not resolved favourably, it may impact the Company’s stated plans and objectives for Coricancha.

GREAT PANTHER MINING LIMITED	Page 19
Management’s Discussion & Analysis

SELECTED ANNUAL INFORMATION

The following table sets out selected annual financial results which have been prepared in accordance with IFRS, except as noted:

(in 000’s, except per-share amounts)	2019	2018	2017
Revenue	$198,653	$59,434	$63,746
Production costs	156,779	47,414	41,752
Mine operating earnings before non-cash items[1]	41,874	12,020	21,994
Amortization and depletion and share-based compensation	35,029	3,835	4,305
Mine operating earnings	6,845	8,185	17,689
G&A expenses	17,557	6,389	7,822
EE&D expenses	24,026	11,708	9,524
Impairment of goodwill	38,682	–	–
Finance and other income (expense)	(13,140)	1,846	2,413
Net income (loss)	(91,022)	(10,063)	1,290
Basic and diluted loss per share	(0.33)	(0.06)	0.01
Adjusted EBITDA	7,919	(5,054)	6,009
	December 31, 2019	December 31, 2018	December 31, 2017
Cash and short-term deposits	36,970	50,581	56,888
Total assets	270,742	112,776	121,880
Total non-current liabilities	77,717	25,000	24,895
Working capital	12,815	63,271	65,965

Total assets at December 31, 2019 increased $158.0 million from December 31, 2018 mainly due to the Acquisition which accounted for $200.8 million of the increase (net of the $38.7 million impairment of goodwill). This factor was partly offset by $35.2 million reduction in mineral properties, plant and equipment from amortization and depletion, $6.0 million in cash used in financing activities, negative $1.5 million in cash flows generated from operating activities before changes in non-cash working capital and other non-cash adjustments to assets such as foreign currency revaluation.

Non-current liabilities increased by $52.7 million to $77.7 million at December 31, 2019 compared to $25.0 million at December 31, 2018 mainly due to the Acquisition which accounted for $29.5 million of the increase, a $10.5 million increase in reclamation and remediation provision related to Mexican and Peruvian mines, and a $12.5 million increase in non-current lease liabilities recognized upon the adoption of IFRS 16 - Leases.

Please refer to the Results of Operations section for a discussion of the changes relating to earnings.

[1]	The Company has included the non-GAAP performance measures cost per tonne milled, cash cost, cash cost per Ag eq oz, AISC excluding corporate expenditures, AISC, AISC per Ag eq oz, mine operating earnings before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER MINING LIMITED	Page 20
Management’s Discussion & Analysis

SUMMARY OF SELECTED QUARTERLY INFORMATION

(000’s, except per-share amounts)	Q4 2019	Q3 2019[3]	Q2 2019[3]	Q1 2019[3]	Q4 2018	Q3 2018	Q2 2018	Q1 2018
Revenue	$65,679	$71,002	$45,278	$16,694	$13,647	$11,691	$17,077	$17,019
Production costs	57,232	51,794	34,550	13,203	11,630	11,024	12,967	11,794
Mine operating earnings before non-cash items[1]	8,447	19,208	10,728	3,491	2,017	667	4,110	5,225
Amortization and depletion and share-based compensation	13,493	11,736	7,826	1,974	811	610	1,207	1,206
Mine operating earnings (loss)	(5,046)	7,472	2,902	1,517	1,206	57	2,903	4,019
G&A expenses	8,983	2,876	3,193	2,505	1,653	1,379	1,702	1,655
EE&D expenses	13,878	2,901	4,488	2,759	3,136	3,341	2,617	3,326
Impairment of goodwill	–	–	–	38,682	–	–	–	–
Finance and other income (expense)	(51)	(10,080)	(422)	(2,587)	757	1,112	(912)	889
Net loss for the period	(28,068)	(9,171)	(5,758)	(48,026)	(3,559)	(3,642)	(2,765)	(97)
Basic and diluted earnings (loss) per share	(0.09)	(0.03)	(0.02)	(0.24)	(0.02)	(0.02)	(0.02)	(0.00)
Adjusted EBITDA[1]	(5,338)	12,909	2,044	(1,698)	(2,638)	(2,968)	137	415

	Q4 2019	Q3 2019[3]	Q2 2019[3]	Q1 2019[3]	Q4 2018	Q3 2018	Q2 2018	Q1 2018
Tonnes milled[2]	928,198	813,260	782,568	263,821	89,270	92,920	95,169	96,869
Production
Gold (ounces)	37,089	39,651	33,461	8,293	4,101	4,737	5,492	5,831
Silver (ounces)	423,231	418,032	349,668	338,431	438,152	448,840	479,809	491,063
Lead (tonnes)	487	539	453	481	474	572	480	433
Zinc (tonnes)	650	689	575	662	661	639	528	533
Au eq oz	44,697	47,374	39,922	14,860	11,897	12,789	13,522	13,928
Sales
Gold ounces sold	38,992	43,025	29,850	8,189	4,262	3,623	6,013	5,661
Au eq oz sold	45,625	50,118	35,759	14,244	11,807	10,592	13,634	13,063
Cost metrics
Cash cost per gold ounce sold[1]	$1,268	$1,014	$950	$868	$777	$1,002	$591	$440
AISC per gold ounce sold excluding corporate G&A expenditures[1]	$1,615	$1,310	$1,153	$1,506	$992	$1,367	$860	$723
AISC per gold ounce sold[1]	$1,703	$1,377	$1,260	$1,816	$1,385	$1,773	$1,165	$1,024

The following paragraphs describe the trends in results over the quarters presented and the factors that have contributed to these trends.

[1]	The Company has included the non-GAAP performance measures cost per tonne milled, cash cost per gold ounce sold, cash cost per payable silver ounce, AISC per gold ounce sold excluding corporate G&A expenditures, AISC per gold ounce sold, AISC per payable silver ounce, mine operating earnings before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

[2]	Excludes purchased ore.

GREAT PANTHER MINING LIMITED	Page 21
Management’s Discussion & Analysis

Trends in revenue over the last eight quarters

Revenue varies based on the metal production level, timing of the sales of refined gold and metal concentrates, metal prices and terms of sales agreements. The climate in Mexico allows mining and exploration activities to be conducted throughout the year and therefore there are no meaningful seasonal effects on metal production from the Company’s Mexican operations. In Brazil, the Tucano operation is affected by seasonal weather. During the wet season (normally from January through June), production rates are lower than the dry season (normally July until December). Prior to the Acquisition, the Company’s trend in revenue was mainly impacted by the fluctuation in prices for silver and gold.

Metal production for the five quarters presented up to December 31, 2018 was in the 11,800 – 13,700 Au eq oz range until the first quarter of 2019 when the metal production significantly increased due to the addition of Tucano. Metal production for the second and third quarters of 2019 also increased due to the successful commissioning of the Supplemental Oxygen System at Tucano. Metal production for the fourth quarter of 2019 decreased slightly from the previous two quarters due to the UCS pit issue at Tucano as noted in the Significant Events section and lower metal production at Topia.

Trends in net income over the last eight quarters

The Company’s net income is mainly dependent on fluctuations in metal prices, rates of metal production, variability in the mineral resource, EE&D activities, and foreign exchange rates, and since the Acquisition, seasonality of production has become a significant factor as discussed above. The Company also incurred significant EE&D expenditures in relation to the Coricancha BSP from the third quarter of 2018 until its completion in the second quarter of 2019, and additional costs associated the ore processing campaign which commenced in the fourth quarter of 2019. Production costs in Mexico have increased in more recent quarters as a result of higher variability in mineral resources at the GMC, significant one-time charges affecting Topia’s plant costs, personnel restructuring costs and mining contractor rate increases at both the GMC and Topia.

To mitigate its foreign exchange risk, the Company from time to time enters into forward contracts for foreign currencies. To the end of the first quarter of 2019, these were primarily for MXN. Commencing the second quarter of 2019, the Company entered into contracts for BRL. Such contracts can result in foreign exchange gains and losses, as these contracts are marked to market at the end of each reporting period. Foreign exchange gains or losses are included in finance and other income. Foreign exchange gains and losses also arise from the translation of foreign currency denominated transactions and balances into the functional currencies of the Company and its subsidiaries.

Since the second quarter of 2017, the Company’s exploration, evaluation and development expenditures have been primarily incurred in relation to Coricancha care and maintenance and project expenditures after its acquisition in June 2017.

G&A expenditures were fairly consistent over the last eight quarters with the exception of non-recurring G&A charges related to management changes in the fourth quarter of 2019, accruals made for Brazil legal claims, and the inclusion of G&A expenditures of the parent company of Tucano since the Acquisition that are anticipated to be substantially eliminated following the first quarter of 2020.

RESTATEMENT OF PREVIOUSLY REPORTED QUARTERS

Pursuant to IFRS 3, adjustments made within the measurement period of one year from the Acquisition Date, which ends on March 5, 2020, are recognized as if the accounting for the business combination had been completed at the acquisition date. In March 2020, the Company received a mineral resource and reserve estimate report for Tucano prepared by independent mining consultant firm, Roscoe Postle & Associates (“RPA”). The report is dated effective September 30, 2019 and provides updated information regarding the resources and reserves at Tucano that was not available at the initial reporting of the preliminary purchase price allocation at March 31, 2019. The Company also received an updated reclamation obligation report for Tucano during the fourth quarter of 2019. The revised resource and reserve estimates presented in the report by RPA and the revised reclamation obligation gave rise to amounts recognized for net identifiable assets and liabilities compared to those previously recognized on acquisition on a preliminary basis. The most significant changes to the purchase price allocation includes a decrease in mineral property, plant and equipment of $29,492, an increase in the reclamation and remediation provision of $6,534, an increase in deferred income tax liability of $3,457, and an adjustment to increase goodwill by $38,682.

[3]	The quarterly information for 2019 was restated to reflect the adjustments related to the Tucano MRMR that impacted the period from March 5, 2019 to September 30, 2019.

GREAT PANTHER MINING LIMITED	Page 22
Management’s Discussion & Analysis

The following table summarizes the statements of income(loss) for the first three quarters of 2019 as previously filed together with the restated amounts after giving rise to the final purchase price allocation:

	Q1 2019		Q2 2019		Q3 2019		YTD Q3 2019
	As filed	As restated	As filed	As restated	As filed	As restated	As filed	As restated
Revenue	$16,694	$16,694	$45,278	$45,278	$71,002	$71,002	$132,974	$132,974
Cost of sales
Production costs	12,590	13,203	33,480	34,550	50,982	51,794	97,052	99,547
Amortization and depletion	2,450	1,905	9,014	7,737	9,773	11,656	21,238	21,298
Share-based compensation	69	69	89	89	80	80	238	238
General and administrative expenses	2,505	2,505	3,193	3,193	2,876	2,876	8,574	8,574
Exploration, evaluation, and development expenses	2,759	2,759	4,488	4,488	2,901	2,901	10,148	10,148
Impairment of goodwill	–	38,682	–	–	–	–	–	38,682
Business acquisition costs	2,620	2,620	165	165	78	78	2,863	2,863
Care and maintenance costs	148	148	238	238	213	213	599	599
Finance and other expense	2,457	2,587	84	422	9,738	10,080	12,279	13,088
Loss before income taxes	(8,904)	(47,784)	(5,473)	(5,604)	(5,639)	(8,676)	(20,017)	(62,064)
Income tax expense	242	242	154	154	495	495	891	891
Net loss for the period	$(9,146)	$(48,026)	$(5,627)	$(5,758)	$(6,134)	$(9,171)	$(20,908)	$(62,955)
Loss per share – basic and diluted	$(0.05)	$(0.24)	$(0.02)	$(0.02)	$(0.02)	$(0.03)	$(0.08)	$(0.24)

GREAT PANTHER MINING LIMITED	Page 23
Management’s Discussion & Analysis

RESULTS OF OPERATIONS

Year ended December 31, 2019

Revenue

	FY 2019				FY 2018%
	Tucano	GMC	Topia	Total	GMC	Topia	Total	Change
Sales quantities
Gold (ounces)	108,021	11,052	983	120,056	18,780	780	19,560	514%
Silver (ounces)	5,243	556,582	857,440	1,419,265	1,106,357	707,206	1,813,563	-22%
Lead (tonnes)	–	–	1,802	1,802	–	1,805	1,805	0%
Zinc (tonnes)	–	–	1,946	1,946	–	1,643	1,643	18%
Au eq oz sold	108,086	18,009	19,651	145,746	32,609	16,487	49,096	197%
Revenue (000’s)
Gold revenue	$153,504	$15,554	$1,354	$170,412	$24,020	$985	$25,005	582%
Silver revenue	93	9,162	14,089	23,344	17,271	10,944	28,215	-17%
Lead revenue	–	–	3,581	3,581	–	3,904	3,904	-8%
Zinc revenue	–	–	4,938	4,938	–	4,497	4,497	10%
Ore processing revenue	–	–	102	102	–	–	–	100%
Smelting and refining charges	(200)	(1,173)	(2,351)	(3,724)	(1,656)	(531)	(2,187)	70%
Total revenue	$153,397	$23,543	$21,713	$198,653	$39,635	$19,799	$59,434	234%
Average realized metal prices and FX rates
Gold (per ounce)				$1,419			$1,278	11%
Silver (per ounce)				$16.45			$15.56	6%
Lead (per pound)				$0.90			$0.98	-8%
Zinc (per pound)				$1.15			$1.24	-7%
USD/CAD				1.327			1.297	2%
USD/BRL				3.943			3.654	8%
USD/MXN				19.259			19.245	0%

Revenue increased by $139.2 million or 234% primarily attributable to the gold production and sales from the Tucano operation of 108,021 gold ounces ($153.4 million effect), higher realized metal prices (mainly gold, $2.1 million effect), and ore processing revenue ($0.1 million effect). These factors were partly offset by lower sales volume from the Mexican operations ($15.1 million effect), and higher Mexico smelting and refining charges which are netted against revenue ($1.3 million effect).

GREAT PANTHER MINING LIMITED	Page 24
Management’s Discussion & Analysis

(000’s)	FY 2019	FY 2018	Change	% Change
Revenue	$198,653	$59,434	$139,219	234%
Production costs	156,779	47,414	109,365	231%
Mine operating earnings before non-cash items[1]	41,874	$12,020	29,854	248%
Amortization and depletion	34,671	3,462	31,209	901%
Share-based compensation	358	373	(15)	-4%
Mine operating earnings	6,845	8,185	(1,340)	-16%
Mine operating earnings before non-cash items (% of revenue)	21%	20%
Mine operating earnings (% of revenue)	3%	14%
G&A expenses	17,557	6,389	11,168	175%
EE&D expenses	24,026	11,708	12,318	105%
Impairment of goodwill	38,682	–	38,682	100%
Business acquisition costs	2,923	1,345	1,578	117%
Care and maintenance costs	795	–	795	100%
Finance and other expense (income)	13,140	(1,846)	14,986	nm2
Tax expense	744	652	92	14%
Net loss	$(91,022)	$(10,063)	$(80,959)	nm2
Adjusted EBITDA[1]	$7,919	$(5,054)	$12,973	nm2

Production Costs

Production costs increased by $109.4 million primarily due to the addition of Tucano ($120.7 million effect). MXN production costs increased at Topia ($2.0 million effect) due to cost increases over the comparative period in salaries and wages, mining contractor rates and production bonuses, mine rehabilitation and maintenance costs, general plant maintenance costs, electricity rates, and rates for concentrate freight. These were partly offset by lower sales volume from the Mexican operations ($12.8 million effect), and the lower MXN production costs at the GMC ($0.5 million effect) from the restructuring measures taken at the start of 2019 which included cost reductions and an optimization strategy under which the entire production for the GMC was sourced from San Ignacio.

Mine Operating Earnings

Mine operating earnings before non-cash items increased by $29.9 million as revenue increased by $139.2 million, which was partly offset by the $109.4 million increase in production costs.

Amortization and depletion increased primarily due to the addition of Tucano amortization and depletion of $30.8 million. These were partly offset by the cessation of amortization of Guanajuato plant and equipment at the end of the first quarter of 2018 as it was fully amortized.

[1]	The Company has included non-GAAP performance measures such as mine operating earnings before non-cash items, throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

[2]	The data presented for the year ended December 31, 2019 is the period from March 5, 2019 to December 31, 2019 for which the Company owned Tucano following the Acquisition. Therefore, a comparison of the financial results to the comparative periods is not meaningful (“nm”).

GREAT PANTHER MINING LIMITED	Page 25
Management’s Discussion & Analysis

General and administrative expenses

G&A increased by $11.2 million due primarily to the acquisition of Tucano which added $9.1 million of G&A expenditures, including accruals totaling $5.6 million for Brazil legal claims, and $1.4 million of costs of its Australian head office. The Australian office was closed in the second quarter of 2019 and related ongoing severance and other contractual costs will be substantially eliminated following the first quarter of 2020. G&A expenses also included non-recurring severance charges for management changes of $0.6 million, and $0.7 million of non-recurring legal, consulting and auditor fees incurred to evaluate financing options, prepare and file shelf prospectus and related matters, and evaluate accounting matters related to the Acquisition. At the time of the Acquisition and throughout the balance of 2019, certain Brazil legal claims were not assessed as probable of loss by the Company’s legal counsel. Based on a more recent assessment of these claims by the Company in consultation with its legal counsel, it was determined that there was a higher likelihood of loss which exceeded more likely than not for which a provision of $5.6 million was deemed appropriate. Provisions for legal claims may change from time to time and are based on management’s estimates. Actual damages or loss may differ materially.

Exploration, evaluation and development expenses

EE&D expenses increased $12.3 million or 105% mainly due to a $9.7 million change in Mexico reclamation estimates recorded in EE&D. Of the $9.7 million, $6.8 million related to the change in reclamation estimates at the GMC, mainly due to increased costs associated with the tailings storage facility closure, capping and major drainage work, to reflect the most relevant unit costs in accordance with the latest government regulations, technical requirements and contractor rates. The remaining $2.9 million related to the change in reclamation estimates at Topia, mainly due to increased costs associated with the plant site open area remediation and transportation, engineered closure plan design and supporting documentation, and monitoring inspection program. EE&D expenses also increased due to a $1.3 million increase in expenditures related to the Coricancha BSP, a $0.7 million increase in Guanajuato exploration drilling, a $0.6 million increase in San Ignacio development expenses, a $0.6 million related to the additional development performed at Topia in the first half of 2019 to increase current mining rates to achieve a higher production level for the expanded processing plant, a $0.6 million of Tucano EE&D expenses, and a $0.3 million in San Ignacio exploration drilling,. These factors were partly offset by a $1.0 million decrease in Guanajuato development expenses as it is currently on care and maintenance, and a $0.8 million decrease in corporate development expenses as the corporate development costs in the year ended December 31, 2019 were related to the Acquisition and were therefore presented as business acquisition costs, whereas in the comparative period, the Company incurred $0.9 million of costs to search for and evaluate other potential acquisition targets.

Impairment of goodwill

In the first quarter of 2019, the Company recorded an impairment of goodwill of $38.7 million related to Tucano. For accounting purposes, the Company re-evaluated its initial assessment of the purchase price allocation of Tucano following receipt of the MRMR. The Company’s updated assessment of the carrying value of Tucano assigned a value of $85.4 million to the Tucano depreciable mineral properties, plant and equipment on acquisition and $43.2 million to non-depreciable mineral properties reflecting the underground reserves and resources, open pit resources, and near mine and regional exploration potential. The assessment resulted in a reduction of the carrying value of Tucano’s mineral properties, plant and equipment from $167.3 million to $128.6 million. Goodwill of $38.7 million, being the difference between the fair value of net identifiable assets acquired and the original share exchange value plus assumed debt, was impaired at March 31, 2019.

Finance and other income (expense)

Finance and other income (expense) primarily reflects interest income or expense and foreign exchange gains and losses. During the year ended December 31, 2019, the Company recorded $13.1 million finance and other expense, compared to 2018 where the Company recorded $1.8 million of finance and other income. During the year ended December 31, 2019, the Company recorded foreign exchange losses of $1.5 million compared to foreign exchange gains of $1.1 million in 2018. The $1.5 million of foreign exchange losses for the year ended December 31, 2019 were mainly comprised of the addition of Tucano foreign exchange losses of $4.9 million that mainly arose from the translation of foreign currency denominated borrowings into the Company’s USD presentation currency, but were partly offset by $3.5 million of unrealized foreign exchange gains recorded on the BRL/USD forward foreign exchange contracts which were marked to market at the prevailing exchange rate at December 31, 2019 (4.03 BRL/USD). There were also other expenses in this category primarily consisting of interest expenses related to Tucano borrowings and past due payables of $5.7 million, a $3.1 million write-off of Tucano’s Imposto de Circulação de Mercadorias e Serviços (“ICMS”) that was determined to be unrecoverable, $1.8 million of accretion expense on reclamation and remediation provision and, $1.6 million of accretion expense on lease liabilities. In addition, interest income decreased by $0.8 million.

GREAT PANTHER MINING LIMITED	Page 26
Management’s Discussion & Analysis

To hedge exposure to foreign exchange fluctuations, the Company enters into foreign exchange contracts. These have been primarily forward contracts for the purchase of BRL and MXN, and generally for terms of not more than six months.

Tax expense

Income tax expense increased by $0.1 million, compared to the same period in 2018, which was mainly due to an increase in the deferred income tax expense at the Company’s Mexican subsidiaries.

Net income (loss)

The increase in net loss was largely due to the $38.7 million of Tucano goodwill impairment, a $15.0 million increase in finance and other expense, a $11.2 million increase in G&A expenses (primarily due to the addition of Tucano), a $10.0 million increase in reclamation estimates, a $2.3 million increase in EE&D expenses, a $1.3 million decrease in mine operating earnings, a $1.5 million increase in business acquisition costs, a $0.8 million increase in Guanajuato care and maintenance costs, and a $0.1 million increase in income tax expense.

Adjusted EBITDA

The $13.0 million increase in adjusted EBITDA was primarily due to a $29.9 million increase in mine operating earnings before non-cash items, which was partly offset by a $10.4 million increase in G&A expenses before non-cash items, a $3.4 million increase in other expenses, a $2.3 million increase in EE&D expenses (net of changes in non-cash share based compensation and changes in reclamation provisions), and a $0.8 million increase in care and maintenance costs.

GREAT PANTHER MINING LIMITED	Page 27
Management’s Discussion & Analysis

Three months ended December 31, 2019

Revenue

	Q4 2019				Q4 2018%
	Tucano	GMC	Topia	Total	GMC	Topia	Total	Change
Sales quantities
Gold (ounces)	36,213	2,544	235	38,992	4,062	200	4,262	815%
Silver (ounces)	5,243	169,162	212,882	387,287	273,503	181,643	455,146	-15%
Lead (tonnes)	–	–	419	419	–	485	485	-14%
Zinc (tonnes)	–	–	469	469	–	446	446	5%
Au eq oz sold	36,279	4,658	4,688	45,625	7,480	4,327	11,807	286%
Revenue (000’s)
Gold revenue	$53,753	$3,786	$354	$57,893	$5,077	$252	$5,329	986%
Silver revenue	93	2,954	3,810	6,857	4,044	2,692	6,736	2%
Lead revenue	–	–	832	832	–	969	969	-14%
Zinc revenue	–	–	1,081	1,081	–	1,149	1,149	-6%
Ore processing revenue	–	–	36	36	–	–	–	100%
Smelting and refining charges	(21)	(344)	(655)	(1,020)	(402)	(134)	(536)	90%
Total revenue	$53,825	$6,396	$5,458	$65,679	$8,719	$4,928	$13,647	381%
Average realized metal prices and FX rates
Gold (per ounce)				$1,485			$1,250	19%
Silver (per ounce)				$17.71			$14.80	20%
Lead (per pound)				$0.90			$0.91	-1%
Zinc (per pound)				$1.05			$1.17	-10%
USD/CAD				1.321			1.322	0%
USD/BRL				4.117			3.809	8%
USD/MXN				19.268			19.855	-3%

Revenue generated in the fourth quarter was $65.7 million, which represented an increase of $52.0 million or 381% compared to the fourth quarter of 2018. This was primarily attributable to the gold production and sales from Tucano of 36,213 gold ounces ($53.8 million effect), and higher realized gold and silver prices ($1.6 million effect). These factors were partly offset by lower sales volume from the Mexican operations ($3.0 million effect), primarily as a result of the temporary suspension of operations at the Guanajuato Mine. Also contributing to the decrease was higher Topia smelting and refining charges, which are netted against revenue (net $0.5 million effect).

GREAT PANTHER MINING LIMITED	Page 28
Management’s Discussion & Analysis

(000’s)	Q4 2019	Q4 2018	Change	% Change
Revenue	$65,679	$13,647	$52,032	381%
Production costs	57,232	11,630	45,602	392%
Mine operating earnings before non-cash items[1]	8,447	$2,017	6,430	319%
Amortization and depletion	13,373	803	12,570	1,565%
Share-based compensation	120	8	112	1,400%
Mine operating earnings (loss)	(5,046)	1,206	(6,252)	-518%
Mine operating earnings before non-cash items (% of revenue)	13%	15%
Mine operating earnings (% of revenue)	-8%	9%
G&A expenses	8,983	1,653	7,330	443%
EE&D expenses	13,878	3,136	10,742	343%
Business acquisition costs	60	633	(573)	-91%
Care and maintenance costs	197	–	197	100%
Finance and other expense (income)	51	(757)	808	-107%
Tax expense (recovery)	(147)	100	(247)	-247%
Net loss	$(28,068)	$(3,559)	$(24,509)	-689%
Adjusted EBITDA[1]	$(5,338)	$(2,638)	$(2,700)	-102%

Production Costs

Production costs for the fourth quarter of 2019 increased by $45.6 million compared to the fourth quarter of 2018. The increase was due to the addition of Tucano ($48.6 million effect, which is comprised of $29.5 million in mining costs, and $19.1 million in processing costs), and the strengthening of the MXN to the USD which had the impact of increasing production costs in USD terms ($0.3 million effect). These were partly offset by lower sales volume from the Mexican operations ($2.7 million effect), and lower MXN production costs at the GMC from the restructuring efforts earlier in the year ($0.6 million effect).

Mine Operating Earnings

Mine operating earnings before non-cash items increased by $6.4 million relative to the fourth quarter of 2018 as revenue increased by $52.0 million, which was partly offset by the $45.6 million increase in production costs.

Amortization and depletion increased compared to the fourth quarter of 2018 primarily due to the addition of Tucano amortization and depletion of $12.4 million.

General and administrative expenses

G&A expenses for the fourth quarter of 2019 increased $7.3 million or 443% compared to the same period in 2018, primarily related to the Acquisition. G&A reflected approximately $6.4 million of Tucano G&A, mainly accruals totaling $5.6 million for Brazil legal claims, $0.8 million of Brazil G&A, and a $0.6 million non-recurring severance charge for the former President and CEO. At the time of the Acquisition and throughout the balance of 2019, the Brazil legal claims were not assessed as probable by the Company’s legal counsel. Based on a more recent assessment of these claims by the Company with its legal counsel, it was determined that there was a higher likelihood of loss for which a provision of $5.6 million was deemed appropriate.

Exploration, evaluation and development expenses

EE&D expenses for the fourth quarter of 2019 increased $10.7 million or 343% compared to the same period in 2018, mainly due to a $9.7 million change in Mexico reclamation estimates recorded in EE&D. Of the $9.7 million, $6.8 million related to the change in reclamation estimates at the GMC, mainly due to increased costs associated with the tailings storage facility closure, capping and major drainage work, to reflect the most relevant unit costs in accordance with the latest government regulations, technical requirements and contractor rates. The remaining $2.9 million related to the change in reclamation estimates at Topia, mainly due to increased costs associated with the plant site open area remediation and transportation, engineered closure plan design and supporting documentation, and monitoring inspection program. EE&D expenses also increased due to $0.3 million incurred on the Guanajuato focused exploration program, and $0.2 million Tucano EE&D expenses.

[1]	The Company has included non-GAAP performance measures such as mine operating earnings before non-cash items, throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER MINING LIMITED	Page 29
Management’s Discussion & Analysis

Finance and other income (expense)

Finance and other expense increased by $0.8 million due to a $2.0 million increase in finance costs related to interest expense on Tucano borrowings and past due payables, a $0.9 million increase in other expenses primarily due to the write-off of Tucano’s ICMS, a $0.4 million of accretion expense on lease liabilities, a $0.3 million decrease in interest income, and a $0.3 million increase in accretion expense on reclamation and remediation provision. These were partly offset by a $3.1 million increase in foreign exchange gains as a result of the BRL/USD forward foreign exchange contracts which were marked to market at the prevailing exchange rate at December 31, 2019 (4.03 BRL/USD), net of Tucano foreign exchange losses that mainly arose from the translation of foreign currency denominated borrowings into the Company’s USD presentation currency.

Tax expense

Income tax expense decreased by $0.2 million in the fourth quarter of 2019, compared to the same period in 2018, which was mainly due to the reversal in the fourth quarter of 2019 of $0.4 million income tax expense at Tucano recorded in the third quarter of 2019. This was partly offset by $0.2 million higher deferred income tax expense at the Mexican subsidiaries.

Net loss

The fourth quarter of 2019 reflected a net loss of $28.1 million compared to $3.6 million in the fourth quarter of 2018. The change was largely accounted for by a $6.2 million decrease in mine operating earnings, a $10.7 million increase in EE&D expenses, a $7.3 million increase in G&A expenses, a $0.8 million increase in finance and other expense, and a $0.2 million in care and maintenance expenses for Guanajuato. These factors were partly offset by a $0.5 million decrease in acquisition costs related to the Acquisition incurred in the comparative period, and a $0.2 million decrease in income tax expense.

Adjusted EBITDA

Adjusted EBITDA was negative $5.3 million in the fourth quarter of 2019, compared to negative $2.6 million in the fourth quarter of 2018. The decrease reflects a $7.3 million increase in G&A expenses, a $0.9 million increase in other expenses, a $0.8 million increase in EE&D expenses before non-cash items (such as non-cash share-based compensation and changes in estimates of reclamation provisions), and a $0.2 million in Guanajuato care and maintenance costs. These were partly offset by a $6.4 million increase in mine operating earnings before non-cash items.

GREAT PANTHER MINING LIMITED	Page 30
Management’s Discussion & Analysis

GUIDANCE AND OUTLOOK

Guidance

Great Panther is not yet in a position to provide collective Company-wide guidance for 2020 but it is providing individual operating guidance for both Tucano and the GMC. These two operations combined represented approximately 85% of 2019 production on a gold equivalent ounce basis.

Further as discussed below, the remainder of the Company’s 2019 production was from Topia, for which the 2020 operations outlook is still being assessed. Great Panther expects to provide Topia operating guidance, in order to complete Company-wide guidance by the end of the second quarter of 2020.

Great Panther’s 2020 Operating Guidance for Tucano and the GMC compared with actual 2019 results is as follows:

Operating Guidance		Tucano (costs per Au payable oz) (1)		GMC (costs per Ag payable oz) (1)		Topia (costs per Ag payable oz) (1) (3)
		2020 Guidance	2019 Results(2)	2020 Guidance	2019 Results	2019 Results
Gold production	koz	120 - 130	106	n/a	n/a	n/a
Gold Eq production	koz	n/a	n/a	14 - 16	19	22
Silver Eq production	Moz	n/a	n/a	1.2 - 1.4	1.5	1.8
Cash Cost	$/oz sold	900 - 1,000	1,118	9.00 – 10.00	6.74	12.09
AISC	$/oz sold	1,150 - 1,250	1,406	13.00 - 14.00	13.21	15.35
Capex (sustaining)	$M	6-8	6	0-1	0.2	1
Capex (non-sustaining)	$M	-	-	-	-	2
Stripping/Development	$M	23-27	13	1-2	1	1
Exploration (sustaining)	$M	-	0.2	1	1	1
Exploration (non-sustaining)	$M	7	3	3	1	0.1

(1)	Cash costs and AISC are calculated net of by-product credits.

(2)	2019 results for Tucano are reflective of the period under Great Panther ownership beginning March 5, 2019

(3)	Topia 2020 operating guidance is to be provided by the end of the second quarter of 2020, as further detailed under the Topia section below.

Outlook

Tucano

At Tucano, 2020 planned production is between 120,000 to 130,000 gold ounces, representing an increase of approximately 13% - 23% compared to the 106,000 gold ounces of production under Great Panther’s ownership in 2019, and marginally higher than Tucano’s full year 2019 production at the mid-point of 2020 guidance. Production is expected to be primarily sourced from the Urucum Central North, TAP AB3, and Urucum North pits, with lower than average production expected in the first quarter, impacted by seasonal wet weather effects and a focus on waste movement which is expected to benefit ore production in the remainder of 2020. Ore production from the Urucum Central South pit (“UCS”) is not included in the 2020 guidance but is planned for 2021, subject to successful remedial work. UCS was removed from the near-term mine plan in the third quarter of 2019 due to a geotechnical incident (refer to news releases dated October 7, 2019 and October 15, 2019).

GREAT PANTHER MINING LIMITED	Page 31
Management’s Discussion & Analysis

Great Panther initiated remedial unloading work at UCS in the first quarter of 2020 to remove free diggable material at the top of the west wall slope. Continued remedial unloading work and benching involving drilling and blasting is expected to start in the third quarter. This work is planned based on established protocols from the Company’s consultants, Knight Piesold, and is contingent on favorable results from five geotechnical core holes to be drilled, commencing in May 2020. The majority of planned capitalized stripping expenditures of $23-27 million in 2020 are related to the Urucum pits, including approximately 2 million tonnes related to remedial work at UCS, with the remainder relating to Tap AB pits. Capitalized stripping guidance is sensitive to any changes in pit sequencing during 2020, which will impact the accounting treatment of waste movement on a pit-by-pit basis during the course of the year. This accounting treatment will have a corresponding impact on cash costs; however, it is not expected to have a material impact on AISC.

The 2020 AISC guidance mid-point of $1,200 per payable ounce of gold represents a reduction of approximately 15% relative to 2019’s AISC of $1,406 per payable ounce of gold. The reduction results from an expectation of a more favorable currency exchange rate, lower diesel prices and other supply costs, along with various business improvement initiatives.

Capital expenditures of approximately $7 million primarily relate to normal course, staged expansion of Tucano’s tailings storage capacity, and the installation of a new primary crusher at the plant scheduled for mid-year.

Exploration expenditures of approximately $7 million, as outlined in the Company’s news release dated February 6, 2020, are primarily focused on near mine drilling activities intended to replace gold ounces mined in 2020. These activities are ongoing, and the Company expects that a significant amount of the drilling to be completed by the end of the third quarter. The Company plans to assess any increases to the exploration expenditure guidance in the third quarter of 2020, concurrent with the evaluation of the drilling results from the first half of 2020.

The Company’s guidance for Tucano is sensitive to a number of factors, including the exchange rate of the US dollar to the Brazilian real, fluctuations in key input costs including diesel, pre-stripping requirements related to remedial work at UCS, and weather.

GMC

At the GMC, 2020 planned production is between 1.2 to 1.4 million silver equivalent ounces, a decline of approximately 7% to 20% from actual 2019 production of 1.5 million silver equivalent ounces. The 2020 guidance is based on a silver to gold ratio of 90:1 (which compares to 80:1 reported in 2019, and approximately 110:1 at current market prices) and based on over 80% of the ore production is sourced from the San Ignacio Mine. The Company has increased the silver to gold ratio for reporting purposes as a result of the relative outperformance of gold versus silver over the last year. The mid-point of the 2020 AISC guidance is in line with 2019 actual results. The Company’s expanded exploration program at the Guanajuato Mine and at the San Ignacio Mine (refer to news release dated January 28, 2020) is continuing as planned, with the objective of potentially increasing production from the Guanajuato Mine later in 2020, as well as rebuilding mineral resources at both mines.

The Company’s guidance for GMC is sensitive to a number of factors, including the exchange rate of the US dollar to the Mexican peso, and fluctuations in key input costs including diesel. In addition, exploration results from the ongoing drilling campaign at the Guanajuato Mines, if positive, could result in an upward revision to guidance in the second half of 2020.

Topia

On March 9th, 2020, the Company announced that it had temporarily ceased dry tailings deposition at its Topia Phase II tailings storage facility (“TSF”) following receipt of a report from the independent tailings management and geotechnical consultants engaged by the Company to evaluate the TSF. The March 9, 2020 disclosure anticipated that mining and processing activities at Topia might cease by the end of March 2020. However, operations are now expected to continue uninterrupted at current levels until at least the end of April 2020 by way of storing dry tailings at and near the filtration plant. Filtration of tailings for dry stacking at Topia commenced in 2017.

The Company is continuing discussions with geotechnical and tailings management consultants regarding ongoing observations and assessments, while continuing to monitor conditions at the TSF. Alternatives to minimize any potential cessation of processing activities in 2020 are being evaluated, including re-commencement of tailings deposition at the Phase II TSF (if satisfactory mitigation measures can be achieved), and normal course permitting for the Phase III TSF, which is already at an advanced stage. While the Company cannot be certain of the timeline to permit the Phase III TSF, it expects it can obtain the necessary permit within the next three to six months.

GREAT PANTHER MINING LIMITED	Page 32
Management’s Discussion & Analysis

If one of the aforementioned alternatives is not in place by the end of April, mill processing activities will temporarily cease until either Phase III is permitted or suitable mitigation of Phase II can be achieved. The Company is also evaluating the continuation of mining and stockpiling of ore if a temporary cessation of mill processing activities were to occur.

As 2020 production and costs for Topia will be impacted by the Company’s ability to continue mining and processing after April 2020, the Company plans to complete its assessment of alternatives before providing 2020 operational guidance. Concurrent with the availability of a more reliable outlook for the Topia operation, Great Panther expects to provide annual operational guidance for Topia, in order to complete Company-wide guidance by the end of the second quarter of 2020.

Topia accounted for approximately 15% of the Company’s 2019 consolidated production on a gold equivalent ounce basis. Great Panther has operated Topia continuously since 2006, with the exception of only brief stoppages for upgrades and permitting.

A new Mineral Resource Estimate for Topia is being developed to which the Company expects to announce by the end of 2020. This estimate will supersede a prior estimate which was effective July 31, 2018. As announced in the news release dated March 9, 2020, the Company previously expected to announce an updated Mineral Resource for Topia by June 30, 2020; while this later expected target date reflects the Company’s prioritization of exploration programs at the GMC during the first half of 2020.

Coricancha

The Company continues to evaluate the timeline and conditions for a potential re-start of the Coricancha Mine. In the first quarter of 2020, the Company undertook a limited mining and mill processing campaign of approximately 25,000 tonnes. These activities have been temporarily suspended in accordance with the Peruvian government-mandated restrictions associated with a 15-day National State of Emergency announced on March 16, 2020 in response to COVID-19, and the effective period was extended on March 26th to April 12, 2020.

General Uncertainty due to COVID 19 Measures

The Company has been closely monitoring the effects of the spread of the coronavirus respiratory disease (COVID-19) with a focus on the jurisdictions in which the Company operates and its head office location in Canada.

The rapid worldwide spread of COVID-19 is prompting governments to incrementally implement restrictive measures in an attempt to curb the spread of COVID-19. During this period of uncertainty, Great Panther’s priority is to safeguard the health and safety of personnel and host communities, support and enforce government actions to slow the spread of COVID-19, and to continually assess and mitigate the risks to the business operations.

The Company has implemented a COVID-19 response plan that includes a number of measures to safeguard against the spread of the virus at its offices and sites and is also maintaining regular communications with legal and government representatives, suppliers, customers and business partners to monitor any potential risks to its ongoing operations. Broader government measures to limit the spread of COVID-19 have not impacted the Company’s operating mines in Mexico and Brazil to date and there are no confirmed or suspected cases of COVID-19 across the Company’s corporate offices and operations, including those on care and maintenance.

Although there have not been any impacts to the Company’s operations to date, the Company cannot provide assurance that there will not be disruptions to its operations in the future. If the Company’s operations are impacted or expected to be impacted, the Company will seek measures to preserve cash including suspension of discretionary spending and other collaborative and legal means to reduce and minimize contractual spending.

GREAT PANTHER MINING LIMITED	Page 33
Management’s Discussion & Analysis

LIQUIDITY AND CAPITAL RESOURCES

Net working capital including cash and cash equivalents

(000’s)	December 31, 2019	December 31, 2018	Change
Cash and cash equivalents	$36,970	$24,524	$12,446
Short-term deposits	$–	$26,057	$(26,057)
Net working capital	$12,815	$63,271	$(50,456)

Cash and short-term deposits decreased by $13.6 million during 2019 primarily due to $26.2 million of net cash repayment of Tucano borrowings. Capital investments consumed $25.9 million in additions to plant and equipment, including $13.3 million of capitalized stripping at Tucano, and $2.2 million of capitalized confirmation and conversion drilling expenditures at Tucano. Lease liability repayments amounted to $6.2 million. These were partly offset by contributions to cash which included $15.9 million of net proceeds from the bought deal financing, $13.8 million of cash provided by operating activities, $10.0 million promissory note from IXM, $2.7 million of partial repayment on the loan advanced to Beadell, $1.4 million of cash received upon the Acquisition, $0.5 million in proceeds from the exercise of stock options, and $0.4 million in net cash recovery of the Coricancha environmental bond.

Net working capital was $12.8 million as at December 31, 2019, a decrease of $50.5 million from the start of the year. The decrease was mainly due to the $36.8 million of net repayments of Tucano’s long-term borrowings ($26.2 million net cash repayments and $10.5 million repayment via issuance of shares), $25.9 million additions to mineral property, plant and equipment, and $5.5 million of lease liabilities recognized upon the adoption of IFRS 16 - Leases. The Company’s current borrowings reflect $16.6 million of unsecured revolving credit facilities of its Brazilian subsidiary, $11.4 million of unsecured debt owed to MACA, and a $10.0 million promissory note from IXM. Contributions to net working capital during the year included $15.9 million net cash proceeds from the bought deal financing and the $3.5 million derivative assets recorded on the BRL/USD forward foreign exchange contracts which were marked to market at the prevailing exchange rate at December 31, 2019.

Operating activities

For the year ended December 31, 2019, cash flows provided by operating activities amounted to $13.8 million, compared to $0.3 million in 2018. The $13.5 million increase in cash flows was primarily due to an increase in mine operating earnings before non-cash items of $29.9 million, an increase in net working capital of $8.2 million, and a decrease in income taxes paid of $1.2 million. These factors were partly offset by an increase in G&A cash expenses of $10.4 million, an increase in interest paid of $5.6 million, an increase in other expenses of $3.4 million, an increase in EE&D cash expenses of $2.3 million, Beadell business acquisition costs of $1.6 million, an increase in realized foreign exchange losses of $1.2 million, Guanajuato care and maintenance costs of $0.8 million, and a decrease in interest received of $0.5 million.

For the quarter ended December 31, 2019, cash flows provided by operating activities amounted to $7.8 million, compared to outflows of $1.9 million cash used by operating activities in the fourth quarter of 2018. The $9.7 million increase in cash flows was primarily due to an increase in mine operating earnings before non-cash items of $6.4 million, an increase in net working capital of $13.6 million, a decrease in Beadell acquisition costs as the comparative period reflected $0.6 million of acquisition costs during the due diligence process, and a decrease in income taxes paid of $0.2 million. These factors were partly offset by an increase in G&A cash expenses of $7.3 million, an increase in interest paid of $1.4 million, an increase in other expenses of $0.9 million, an increase in EE&D cash expenses of $0.8 million, an increase in net realized foreign exchange gains of $0.6 million, Guanajuato care and maintenance costs of $0.2 million, and a decrease in interest received of $0.1 million.

Investing activities

The Company invests in short term deposits and similar instruments as part of its routine cash management procedures when it has excess cash. As these instruments are acquired or mature at various times and periods, cash flows provided by or used in investing activities vary significantly from quarter to quarter.

Excluding movements in short terms deposits, for the year ended December 31, 2019, the Company invested $25.9 million in mineral properties, plant and equipment, including $13.3 million of capitalized stripping at Tucano, and $2.2 million of capitalized confirmation and conversion drilling expenditures at Tucano. This was partly offset by $2.7 million of partial repayment received on the loan advanced to Beadell prior to the Acquisition, the $1.4 million cash received upon the Acquisition, and a $0.4 million net cash recovery in relation to the Coricancha environmental bond. During the year ended December 31, 2018, the Company advanced $5.0 million to Beadell and invested $2.1 million in mineral properties, plant and equipment.

GREAT PANTHER MINING LIMITED	Page 34
Management’s Discussion & Analysis

Similarly, the Company’s cash outflows in the fourth quarter of 2019 included $5.4 million for additions to mineral properties, plant and equipment (including $1.1 million of capitalized stripping costs at Tucano). For the fourth quarter ended December 31, 2018, the Company advanced $5.0 million to Beadell and invested $0.6 million in mineral properties, plant and equipment.

Financing activities

For the year ended December 31, 2019, the Company used $6.0 million consisting of net cash repayment of borrowings of $16.2 million, and payment of lease liabilities of $6.2 million, partly offset by the $15.9 million of net proceeds from the bought deal financing, and proceeds from the exercise of stock options of $0.5 million. The financing cash inflows for the year ended December 31, 2018 related to $0.3 million in proceeds from the exercise of stock options.

Cash flows from financing activities amounted to $7.4 million during the fourth quarter of 2019 which can be primarily attributed to the $10.0 million promissory note from IXM, partly offset by net cash repayments on Tucano borrowings of $0.8 million, and the payment of lease liabilities of $1.8 million. The minimal financing cash inflows during the fourth quarter of 2018 related to proceeds from the exercise of stock options.

Trends in liquidity and capital resources

In addition to its cash and other net working capital at December 31, 2019, the Company completed an $11.25 million gold doré prepayment facility with Samsung in February 2020, and completed an increase in its credit facilities with Banco Bradesco in Brazil in March 2020 which consists of a $10.0 million term loan at an 3.7% interest rate and a requirement to retain $7.5 million cash collateral. The Company expects to generate positive cash flows from its mining operations in 2020 prior to capital investments, exploration and evaluation and development costs, and debt repayment obligations, at current metal prices and at current exchange rates for the BRL and MXN to the US dollar. This also assuming no significant disruptions to production. Despite this, the Company anticipates that it will need to raise additional debt or equity over the next twelve months to fund capital investments and projects for its operating mines and meet scheduled debt repayment obligations. Additional capital will be needed in the event the Company determines it will restart Coricancha. Additional possible sources of capital include the ATM Facility and accessing the private and public capital markets for debt and equity over the next twelve months. The inability to access sources of capital could adversely impact the Company’s liquidity and require the Company to curtail capital and other discretionary expenditures.

In April 2019, the Company settled convertible debentures assumed in the Acquisition in the amount of $10.5 million pursuant to a change of control right on the part of the convertible debenture holders. Also since the Acquisition, the Company made cash repayments totaling $15.5 million ($12.0 million to December 31, 2019 and $3.5 million subsequent) in connection with an amended credit agreement with MACA, repaid the $5.0 million Santander – Itaú Facility in full, and repaid $0.9 million of the unsecured bank facilities.

As noted in the Significant Events section, in the third quarter of 2019, the Company completed a bought deal financing for gross proceeds of $17.3 million, and entered into an ATM Agreement under which it can sell common shares equal to the lesser of i) 10% of the aggregate market value of the Company’s outstanding common shares as at the last trading day of the month before the month in which the first trade under the offering is made, and ii) aggregate gross proceeds of $25.0 million. To date, the Company has not issued any shares under the ATM Facility. Additionally, in the fourth quarter of 2019, the Company entered into a $10.0 million promissory note agreement with IXM.

The Company may also determine to defer certain capital and exploration expenditures to balance the Company’s requirements for capital against the need to ensure that the financing arrangements are aligned with the Company’s longer term capital plans. The Company has also been actively pursuing refunds on its Brazil Program of Social Integration (“PIS”) and Contribution for the Financing of Social Security (“COFINS”) federal input tax receivables and has been successful in its collection.

Of the $38.1 million of current borrowings at December 31, 2019, $3.5 million was repaid at the date of this MD&A and there are approximately $34.6 million of remaining repayments due in 2020.

GREAT PANTHER MINING LIMITED	Page 35
Management’s Discussion & Analysis

As the Company met its previously stated objective to grow by acquisition, in the next twelve months, the Company will be focusing on Tucano optimization and exploration, including the plan to rehabilitate UCS, the evaluation of the Topia Phase II TSF and other alternatives to store tailings, and the permitting of Topia Phase III TSF. In addition, a continued focus will be on completing the exploration program at Guanajuato, overall improvement of performance of the Mexican operations, and further optimizing and de-risking Coricancha.

The Company’s operating cash flows are very sensitive to the prices of gold and silver, and foreign exchange rate fluctuations, as well as fluctuations in ore grades and other operating factors. Consequently, any cash flow outlook the Company provides may vary significantly. Spending and capital investment plans may also be adjusted in response to changes in operating cash flow expectations. An increase in average gold and silver prices from current levels may result in an increase in planned expenditures and, conversely, weaker average silver prices and gold prices could result in a reduction of planned expenditures.

Contractual Obligations

(000’s)	Total	1 year	2-3 years	4-5 years	Thereafter
Operating lease payments	$44	$12	$32	$–	$–
Drilling services	780	780	–	–	–
Equipment purchases	1,433	1,433	–	–	–
Debt obligations	42,693	38,066	4,627	–	–
Capital lease obligations	17,986	5,499	12,487	–	–
Other financial obligations	45,083	40,492	4,591	–	–
Reclamation and remediation (undiscounted)	73,603	5,020	7,365	29,145	32,073
Total	$181,622	$91,302	$29,102	$29,145	$32,073

Under the terms of the acquisition agreement for Coricancha (the “Coricancha Acquisition Agreement”), Nyrstar N.V. (the “Vendor”) agreed to indemnify the Company for up to $20.0 million on account of certain reclamation and remediation expenses incurred in connection with Coricancha, including certain reclamation and remediation obligations noted in the table above. As at December 31, 2019, the Company’s consolidated financial statements reflected a reimbursement right in the amount of $9.3 million in respect of these reclamation and remediation obligations that will be recoverable from the Vendor when these expenditures are incurred. Since closing the acquisition on June 30, 2017, the Company has received $1.8 million in reimbursements from the Vendor in respect of reclamation and remediation costs incurred by the Company at Coricancha.

Under the Coricancha Acquisition Agreement, the Vendor also agreed to indemnify the Company for up to $4.0 million in respect of legal claims and fines and sanctions that the Company may be required to pay in connection with Coricancha. As at December 31, 2019, the Company had recorded a reimbursement right in the amount of $1.9 million in respect of certain fines and sanctions, and legal claims that will be recoverable from the Vendor upon the conclusion of these claims.

Pursuant to the acquisition of Coricancha on June 30, 2017, the Vendor agreed to maintain a remediation bond in the amount of $9.7 million for Coricancha until at least June 30, 2020. Should the Company make a decision to permanently close Coricancha prior to June 30, 2020, the bond will be used to pay for remediation costs and obligations. If the Company has not made a decision to permanently close Coricancha by June 30, 2020, the Company will assume the obligation to maintain the required bond in the amount $9.7 million, and shall release Nyrstar from these obligations. The funding of the required bond is not included in Contractual Obligations table and would require the Company to source funding to meet this additional obligation.

Off-Balance sheet arrangements

Other than as disclosed, the Company had no material off-balance sheet arrangements as at the date of this MD&A, that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company.

GREAT PANTHER MINING LIMITED	Page 36
Management’s Discussion & Analysis

TRANSACTIONS WITH RELATED PARTIES

The Company had no material transactions with related parties.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based on historical experience and other factors considered to be reasonable, and are reviewed on an ongoing basis. Actual results may differ from these estimates.

Refer to note 4 of the 2019 annual audited consolidated financial statements for a detailed discussion of the areas in which critical accounting estimates are made and where actual results may differ from the estimates under different assumptions and conditions and may materially affect financial results of its statement of financial position reported in future periods.

Significant new judgments made by management during the year ended December 31, 2019 are those associated with the new significant judgements related to lessee accounting under IFRS 16 – Leases, purchase price accounting in arriving at estimated acquisition-date fair values for the net assets acquired and liabilities assumed on the Acquisition, determinations of the likelihood of loss for provisions and contingent liabilities related to the litigation matters assumed upon the Acquisition, and the determination that the functional currency of Mina Tucano Ltda (formerly Beadell Brasil Ltda) is the BRL and that of Beadell Resources Limited Australia is the Australian dollar (“A$”).

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

CHANGES IN ACCOUNTING POLICIES

The Company adopted the new IFRS 16 – Leases accounting standard effective January 1, 2019. Refer to note 3(r) of the 2019 annual audited consolidated financial statements for the impacts of the adoption of this standard.

NEW ACCOUNTING STANDARDS

In October 2018, the International Accounting Standards Board (“IASB”) issued amendments to the definition of a business in IFRS 3 Business Combinations. The amendments are intended to assist entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendments to IFRS 3 are effective for annual reporting periods beginning on or after 1 January 2020 and apply prospectively. Earlier application is permitted. The Company currently does not believe the amendments will have a material impact on its consolidated financial statements.

GREAT PANTHER MINING LIMITED	Page 37
Management’s Discussion & Analysis

FINANCIAL INSTRUMENTS

(000’s)	Fair value[1]	Basis of measurement	Associated risks
Cash and cash equivalents	$36,970	Amortized cost	Credit, currency, interest rate
Marketable securities	$1	Fair value through other comprehensive income (loss)	Exchange
Trade receivables	$4,605	Amortized cost	Credit, commodity price
Derivative assets	$3,454	Fair value through profit or loss	Credit, currency, interest rate
Restricted cash	$1,042	Amortized cost	Credit, currency, interest rate
Trade payables and accrued liabilities	$45,083	Amortized cost	Currency, liquidity
Borrowings	$42,693	Amortized cost	Currency, liquidity, interest rate

The Company is exposed in varying degrees to a few risks from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations. A discussion of the types of risks the Company is exposed to, and how such risks are managed by the Company, is provided in note 20 of the annual audited consolidated financial statements for the year ended December 31, 2019.

SECURITIES OUTSTANDING

As of the date of this MD&A, the Company had 311,951,850 common shares issued and outstanding. There were 7,917,396 options, 851,031 restricted share units, 754,000 performance-based restricted share units, 946,150 deferred share units, and 9,749,727 share purchase warrants outstanding.

NON-GAAP MEASURES

The Company has included certain non-GAAP performance measures throughout this MD&A, including cost per tonne milled, cash cost per gold ounce sold, cash cost per payable silver ounce, AISC per gold ounce sold excluding corporate G&A expenditures, AISC per gold ounce sold, AISC per payable silver ounce, mine operating earnings before non- cash items, EBITDA and adjusted EBITDA each as defined in this section. The Company employs these measures internally to measure its operating and financial performance and to assist in business decision making. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders also use these non-GAAP measures as information to evaluate the Company’s operating and financial performance. As there are no standardized methods of calculating these non-GAAP measures, the Company’s methods may differ from those used by others and, therefore, the use of these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

EBITDA and Adjusted EBITDA

EBITDA provides an indication of the Company’s continuing capacity to generate income from operations before taking into account the Company’s financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income (loss) excluding interest expense, interest income, amortization and depletion, and income taxes.

Adjusted EBITDA adjusts EBITDA to exclude share-based compensation expense, foreign exchange gains and losses, impairment charges, changes in reclamation estimates recorded in EE&D, and non-recurring items. Under IFRS, entities must reflect within compensation expense the cost of share-based compensation. In the Company’s circumstances, share-based compensation can involve significant amounts that will not be settled in cash but are settled by the issuance of shares in exchange. The Company discloses adjusted EBITDA to aid in understanding the results of the Company.

1 As at December 31, 2019.

GREAT PANTHER MINING LIMITED	Page 38
Management’s Discussion & Analysis

(000’s)	Q4 2019	Q4 2018	FY 2019	FY 2018
Net loss for the period	$(28,068)	$(3,559)	$(91,022)	$(10,063)
Income tax expense (recovery)	(147)	100	744	652
Interest income	(110)	(438)	(726)	(1,518)
Finance costs	2,954	251	9,156	917
Amortization of mineral properties, plant and equipment	13,553	836	35,185	3,573
EBITDA	$(11,818)	$(2,810)	$(46,663)	$(6,439)
Business acquisition costs	60	633	2,923	1,345
Foreign exchange loss (gain)	(3,551)	(468)	1,499	(1,067)
Share-based compensation	218	217	1,726	1,321
Impairment of goodwill	–	–	38,682	–
Changes in reclamation estimates recorded in EE&D	9,753	(210)	9,752	(214)
Adjusted EBITDA	$(5,338)	$(2,638)	$7,919	$(5,054)

GREAT PANTHER MINING LIMITED	Page 39
Management’s Discussion & Analysis

Mine operating earnings before non-cash items

Mine operating earnings before non-cash items provides a measure of the Company’s mine operating earnings on a cash basis. This measure is provided to better assess the cash generation ability of the Company’s operations, before G&A expenses, EE&D expenses, share based compensation, and amortization. A reconciliation of mine operating earnings is provided in the Results of Operations section.

Cost per tonne milled

The Company uses cost per tonne milled to manage and evaluate operating performance at each of its mines. Cost per tonne milled is calculated based on total production costs on a sales basis, adjusted for changes in inventory, to arrive at total production costs that relate to metal production during the period. These total production costs are then divided by the number of tonnes milled during the period.

Management believes that the Company’s ability to control cost per tonne milled is one of its key performance indicators of its operations. The Company believes this measure provides investors and analysts with useful information about its underlying cost of operations and how management controls those costs.

The following table reconciles cost per tonne milled to production costs, a component of cost of sales, for the year ended December 31, 2019 and 2018:

	Tucano		GMC		Topia
(000’s, unless otherwise noted)	FY 2019	FY 2018	FY 2019	FY 2018	FY 2019	FY 2018
Production costs (sales basis)	$120,662	$–	$18,132	$33,678	$17,987	$13,736
Change in concentrate inventory	–	–	(85)	(1,191)	22	199
Selling costs	–	–	(237)	(312)	(843)	(656)
Production costs (production basis)	$120,662	$–	$17,810	$32,175	$17,166	$13,279
Tonnes milled, including custom milling	2,520,981	–	187,610	300,624	80,686	73,605
Cost per tonne milled	$48	$–	$95	$107	$213	$180

The following table reconciles cost per tonne milled to production costs, a component of cost of sales, for the three months ended December 31, 2019 and 2018:

	Tucano		GMC		Topia
(000’s, unless otherwise noted)	Q4 2019	Q4 2018	Q4 2019	Q4 2018	Q4 2019	Q4 2018
Production costs (sales basis)	$48,593	$–	$4,584	$8,025	$4,055	$3,605
Change in concentrate inventory	–	–	23	(959)	56	(31)
Selling costs	–	–	(62)	(82)	(217)	(196)
Production costs (production basis)	$48,593	$–	$4,545	$6,984	$3,894	$3,378
Tonnes milled, including custom milling	860,634	–	48,710	70,387	19,326	18,883
Cost per tonne milled	$56	$–	$93	$99	$201	$179

Cash cost per gold ounce sold

The Company uses cash cost to manage and evaluate operating performance at each of its mines. It is a widely- reported measure in the precious metals mining industry as a benchmark for performance, but does not have a standardized meaning. Cash cost is calculated based on the total cash operating costs with the deduction of revenues attributable to sales of by-product metals net of the respective smelting and refining charges. By-products consist of gold at the GMC, and gold, lead and zinc at Topia.

GREAT PANTHER MINING LIMITED	Page 40
Management’s Discussion & Analysis

Management believes that the Company’s ability to control cash cost is one of the key performance indicators for its operations. Having low cash cost facilitates profitability, even during times of declining commodity prices, and provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improve the Company’s financial condition. The Company believes this measure provides investors and analysts with useful information about the Company's underlying cash cost of operations and the impact of by-product revenue on the Company’s cost structure, and consequently, it is a relevant metric to use to understand the Company’s operating profitability and its ability to generate positive cash flow.

The Company’s primary business is gold and silver production with the Acquisition and its future development and current operations focus on maximizing returns from gold production at Tucano, and silver production at the GMC and Topia, and other metal production associated with the silver production process. As gold is the primary metal produced by value since the addition of Tucano, silver, zinc and lead produced from operations are considered as by-products. As a result, the Company’s non-GAAP cost performance measures are disclosed on a per payable gold ounce basis. When deriving the production costs associated with an ounce of gold, the Company includes by-product credits from silver, zinc and lead sales that are associated with the gold production process, thereby allowing management and other stakeholders to assess the net costs of gold production.

Cash cost and the associated by-product credits are computed based on sales during the period as opposed to a production basis. As such, the amount of the by-product credit may not directly correlate to the production reported for the period. Similarly, the cost per tonne milled during the period may not directly correlate to the cash cost reported for the same period due to differences between production and sales volumes.

GREAT PANTHER MINING LIMITED	Page 41
Management’s Discussion & Analysis

The following table reconciles cash cost per gold ounce sold to production costs for the year ended December 31, 2019 and 2018:

(000’s, unless otherwise noted)	Tucano		Mexico		Consolidated
	FY 2019	FY 2018	FY 2019	FY 2018	FY 2019	FY 2018
Production costs (sales basis)	$120,662	$–	$36,119	$47,414	$156,781	$47,414
Smelting and refining charges	200	–	3,524	2,187	3,724	2,187
Revenue from custom milling	–	–	(102)	–	(102)	–
Cash operating costs	120,862	–	39,541	$49,601	160,403	$49,601
Gross by-product revenue
Silver by-product revenue	(93)	–	(23,251)	(28,215)	(23,344)	(28,215)
Lead by-product revenue	–	–	(3,581)	(3,904)	(3,581)	(3,904)
Zinc by-product revenue	–	–	(4,938)	(4,497)	(4,938)	(4,497)
Cash operating costs, net of by-product revenue	$120,769	$–	$7,771	$12,985	$128,54	$12,985
Gold ounces sold	108,021	–	12,035	19,560	120,056	19,560
Cash cost per gold ounce sold	$1,118	$–	$646	$664	$1,071	$664

The following table reconciles cash cost per gold ounce sold to production costs for the three months ended December 31, 2019 and 2018:

(000’s, unless otherwise noted)	Tucano		Mexico		Consolidated
	Q4 2019	Q4 2018	Q4 2019	Q4 2018	Q4 2019	Q4 2018
Production costs (sales basis)	$48,593	$–	$8,639	$11,630	$57,232	$11,630
Smelting and refining charges	21	–	999	536	1,020	536
Revenue from custom milling	–	–	(36)	–	(36)	–
Cash operating costs	48,614	–	9,602	$12,166	58,216	$12,166
Gross by-product revenue
Silver by-product revenue	(93)	–	(6,764)	(6,736)	(6,857)	(6,736)
Lead by-product revenue	–	–	(832)	(969)	(832)	(969)
Zinc by-product revenue	–	–	(1,081)	(1,149)	(1,081)	(1,149)
Cash operating costs, net of by-product revenue	$48,521	$–	$925	$3,312	$49,446	$3,312
Gold ounces sold	36,213	–	2,779	4,262	38,992	4,262
Cash cost per gold ounce sold	$1,340	$–	$333	$777	$1,268	$777

GREAT PANTHER MINING LIMITED	Page 42
Management’s Discussion & Analysis

Cash cost per payable silver ounce

Although the Company’s primary metal produced by value is now gold subsequent to the Acquisition, the Company still uses cash cost per payable silver ounce to manage and evaluate operating performance at its Mexican operating mines, the GMC and Topia, as silver continues to represent a significant portion of the production at these two mines. The Company is therefore continuing to provide the following table that reconciles cash cost per payable silver ounce to production costs for the year ended December 31, 2019 and 2018:

(000’s, unless otherwise noted)	GMC		Topia
	FY 2019	FY 2018	FY 2019	FY 2018
Production costs (sales basis)	$18,132	$33,678	$17,987	$13,736
Smelting and refining charges	1,173	1,656	2,351	531
Revenue from custom milling	–	–	(102)	–
Cash operating costs	19,305	$35,334	20,236	$14,267
Gross by-product revenue
Gold by-product revenue	(15,554)	(24,020)	(1,354)	(985)
Lead by-product revenue	–	–	(3,581)	(3,904)
Zinc by-product revenue	–	–	(4,938)	(4,497)
Cash operating costs, net of by-product revenue	$3,751	$11,314	$10,363	$4,881
Payable silver ounces sold	556,582	1,106,357	857,440	707,206
Cash cost per payable silver ounce	$6.74	$10.23	$12.09	$6.90

The following table reconciles cash cost per payable silver ounce to production costs for the three months ended December 31, 2019 and 2018:

(000’s, unless otherwise noted)	GMC		Topia
	Q4 2019	Q4 2018	Q4 2019	Q4 2018
Production costs (sales basis)	$4,584	$8,025	$4,055	$3,605
Smelting and refining charges	344	402	655	134
Revenue from custom milling	–	–	(36)	–
Cash operating costs	4,928	$8,427	4,674	$3,739
Gross by-product revenue
Gold by-product revenue	(3,786)	(5,077)	(354)	(252)
Lead by-product revenue	–	–	(832)	(969)
Zinc by-product revenue	–	–	(1,081)	(1,149)
Cash operating costs, net of by-product revenue	$1,142	$3,350	$2,407	$1,369
Payable silver ounces sold	169,162	273,503	212,882	181,643
Cash cost per payable silver ounce	$6.75	$12.25	$11.31	$7.54

GREAT PANTHER MINING LIMITED	Page 43
Management’s Discussion & Analysis

All-in sustaining cost (AISC) per gold ounce sold

AISC has been calculated based on World Gold Council (“WGC”) guidance released in 2013 and updated in 2018. The WGC is not a regulatory organization and does not have the authority to develop accounting standards for disclosure requirements. The Company believes that the disclosure of this measure provides a broader measure of the cost of producing an ounce of gold at its operations as this measure includes sustaining capital and EE&D expenditures, G&A costs, and other costs not commonly included in the cost of production and therefore not included in cash cost.

AISC starts with cash cost net of by-product revenues and adds G&A expenditures inclusive of share-based compensation, lease liability payments, accretion of reclamation provisions, sustaining EE&D expenses, and sustaining capital expenditures. Sustaining expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output. Excluded are non-sustaining capital expenditures, which result in a material increase in the life of assets, materially increase resources or reserves, productive capacity, or future earning potential, or which result in significant improvements in recovery or grade. Management believes that AISC represents the total sustainable costs of producing silver from current operations, and provides additional information of the Company’s operational performance and ability to generate cash flows.

(000’s, unless	Tucano		Mexico		Corporate		Consolidated
otherwise noted)	FY 2019	FY 2018	FY 2019	FY 2018	FY 2019	FY 2018	FY 2019	FY 2018
Cash operating costs, net of by-product revenue[1]	$120,769	$–	$7,770	$12,985	$–	$–	$128,539	$12,985
G&A costs	5,600	–	–	–	10,121	5,338	15,721	5,338
Lease liability payments	5,777	–	97	–	220	–	6,094	–
Share-based compensation	–	–	–	–	1,726	1,321	1,726	1,321
Accretion	–	–	61	115	–	–	61	115
Sustaining EE&D costs	214	–	3,355	3,470	(12)	25	3,557	3,495
Stripping costs	13,264	–	–	–	–	–	13,264	–
Sustaining capital expenditures	6,274	–	2,097	1,877	–	–	8,371	1,877
Care and maintenance costs	–	–	795	–	–	–	795	–
All-in sustaining costs	$151,898	$–	$14,175	$18,447	$12,055	$6,684	$178,128	$25,131
Gold ounces sold	108,021	–	12,035	19,560	n/a	n/a	120,056	19,560
AISC per gold ounce sold	$1,406	$–	$1,178	$943	n/a	n/a	$1,484	$1,285

[1]	Cash operating costs, net of by-product revenue, are reconciled to the Company’s consolidated financial statements in the cash cost table.

GREAT PANTHER MINING LIMITED	Page 44
Management’s Discussion & Analysis

The following table reconciles cash operating costs, net of by-product revenue, to AISC per gold ounce sold for the year ended December 31, 2019 and 2018:

The following table reconciles cash operating costs, net of by-product revenue, to AISC per gold ounce sold for the three months ended December 31, 2019 and 2018:

(000’s, unless	Tucano		Mexico		Corporate		Consolidated
otherwise noted)	Q4 2019	Q4 2018	Q4 2019	Q4 2018	Q4 2019	Q4 2018	Q4 2019	Q4 2018
Cash operating costs, net of by-product revenue[1]	$48,521	$–	$925	$3,312	$–	$–	$49,446	$3,312
G&A costs	5,600	–	–	–	3,160	1,455	8,760	1,455
Lease liability payments	1,719	–	14	–	54	–	1,787	–
Share-based compensation	–	–	–	–	218	217	218	217
Accretion	–	–	6	32	–	–	6	32
Sustaining EE&D costs	214	–	606	443	3	6	823	449
Stripping costs	1,085	–	–	–	–	–	1,085	–
Sustaining capital expenditures	3,725	–	360	439	–	–	4,085	439
Care and maintenance costs	–	–	197	–	–	–	197	–
All-in sustaining costs	$60,864	$–	$2,108	$4,226	$3,435	$1,678	$66,407	$5,904
Gold ounces sold	36,213	–	2,779	4,262	n/a	n/a	38,992	4,262
AISC per gold ounce sold	$1,681	$–	$759	$992	n/a	n/a	$1,703	$1,385

AISC per payable silver ounce

As noted above, although the Company’s primary metal produced by value is now gold subsequent to the Acquisition, the Company still believes metrics on a silver basis is meaningful to manage and evaluate operating performance at its Mexican operating mines, the GMC and Topia, as silver continues to represent a significant portion of the production at these two mines. The Company is therefore continuing to provide the following table that reconciles cash operating costs, net of by-product revenue, to AISC per payable silver ounce for the year ended December 31, 2019 and 2018:

(000’s, unless otherwise noted)	GMC		Topia
	FY 2019	FY 2018	FY 2019	FY 2018
Cash operating costs, net of by-product revenue[1]	$3,751	$11,315	$10,363	$4,880
Lease liability payments	16	–	80	–
Accretion	33	71	29	43
Sustaining EE&D costs	2,559	3,172	796	298
Sustaining capital expenditures	201	1,087	1,897	790
Care and maintenance costs	795	–	–	–
All-in sustaining costs	$7,355	$15,645	$13,165	$6,011
Payable silver ounces sold	556,582	1,106,357	857,440	707,206
AISC per payable silver ounce	$13.21	$14.14	$15.35	$8.50

GREAT PANTHER MINING LIMITED	Page 45
Management’s Discussion & Analysis

The following table reconciles cash operating costs, net of by-product revenue, to AISC per payable silver ounce for the three months ended December 31, 2019 and 2018:

(000’s, unless otherwise noted)	GMC		Topia
	Q4 2019	Q4 2018	Q4 2019	Q4 2018
Cash operating costs, net of by-product revenue[1]	$1,142	$3,350	$2,407	$1,369
Lease liability payments	2	–	12	–
Accretion	3	22	3	9
Sustaining EE&D costs	416	313	190	130
Sustaining capital expenditures	54	289	306	150
Care and maintenance costs	197	–	–	–
All-in sustaining costs	$1,814	$3,974	$2,918	$1,658
Payable silver ounces sold	169,162	273,503	212,882	181,643
AISC per payable silver ounce	$10.72	$14.53	$13.71	$9.13

AISC per gold ounce sold, excluding corporate G&A expenditures

AISC excluding corporate G&A expenditures reflects the AISC at the Company’s operating mines. The calculation starts with cash cost net of by-product revenues and adds accretion of reclamation provisions, lease liability payments, sustaining EE&D expenses, and sustaining capital expenditures for the operating mines. Sustaining expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output.

The following table reconciles cash operating costs, net of by-product revenue, to AISC per gold ounce sold, excluding corporate G&A expenditures for the year ended December 31, 2019 and 2018:

1 Cash operating costs, net of by-product revenue, are reconciled to the Company’s consolidated financial statements in the cash cost table.

GREAT PANTHER MINING LIMITED	Page 46
Management’s Discussion & Analysis

(000’s, unless otherwise noted)	Tucano		Mexico		Consolidated
	FY 2019	FY 2018	FY 2019	FY 2018	FY 2019	FY 2018
Cash operating costs, net of by-product revenue[1]	$120,769	$–	$7,770	$12,985	$128,539	$12,985
G&A costs	5,600		–	–	5,600	–
Lease liability payments	5,777	–	97	–	5,874	–
Accretion	–	–	61	115	61	115
Sustaining EE&D costs	214	–	3,355	3,470	3,569	3,470
Stripping costs	13,264	–	–	–	13,264	–
Sustaining capital expenditures	6,274	–	2,097	1,877	8,371	1,877
Care and maintenance costs	–	–	795	–	795	–
All-in sustaining costs	$151,898	$–	$14,175	$18,447	$166,073	$18,447
Gold ounces sold	108,021	–	12,035	19,560	120,056	19,560
AISC per gold ounce sold, excluding corporate G&A expenditures	$1,406	$–	$1,178	$943	$1,383	$943

The following table reconciles cash operating costs, net of by-product revenue, to AISC per gold ounce sold, excluding corporate G&A expenditures for the three months ended December 31, 2019 and 2018:

(000’s, unless otherwise noted)	Tucano		Mexico		Consolidated
	Q4 2019	Q4 2018	Q4 2019	Q4 2018	Q4 2019	Q4 2018
Cash operating costs, net of by-product revenue[1]	$48,521	$–	$925	$3,312	$49,446	$3,312
G&A costs	5,600	–	–	–	5,600	–
Lease liability payments	1,719	–	14	–	1,733	–
Accretion	–	–	6	32	6	32
Sustaining EE&D costs	214	–	606	443	820	443
Stripping costs	1,085	–	–	–	1,085	–
Sustaining capital expenditures	3,725	–	360	439	4,085	439
Care and maintenance costs	–	–	197	–	197	–
All-in sustaining costs	$60,864	$–	$2,108	$4,226	$62,972	$4,226
Gold ounces sold	36,213	–	2,779	4,262	38,992	4,262
AISC per gold ounce sold, excluding corporate G&A expenditures	$1,681	$–	$759	$992	$1,615	$992

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure controls and procedures within the Company have been designed to provide reasonable assurance that all relevant information is identified to its President and Chief Executive Officer (“CEO”), its Chief Financial Officer (“CFO”) to ensure appropriate and timely decisions are made regarding public disclosure.

Internal controls over financial reporting have been designed by management under the supervision of, and with the participation of the Company's CEO and CFO, to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its preparation of financial statements for external purposes in accordance with IFRS.

1 Cash operating costs, net of by-product revenue, are reconciled to the Company’s consolidated financial statements in the cash cost table.

GREAT PANTHER MINING LIMITED	Page 47
Management’s Discussion & Analysis

There have been no changes that occurred during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting.

For accounting purposes, the Acquisition was completed on March 5, 2019. As permitted by the Sarbanes-Oxley Act and applicable Canadian Securities Commission rules related to business acquisitions, the Company excluded Tucano from its annual assessment of internal controls over financial reporting for the year ending December 31, 2019.

Management's Report on Disclosure Controls and Procedures

Management, under the supervision of and with the participation of the Company's CEO and CFO, evaluated the effectiveness of the Company's disclosure controls and procedures and concluded, as at December 31, 2019, that such disclosure controls and procedures were effective.

Management's Report on Internal Controls Over Financial Reporting

Under the supervision and with the participation of our Company's Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2019, based on the framework set forth in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO 2013"). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2019.

The Company acquired Beadell Resources Limited during 2019, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019, Beadell Resources Limited’s internal control over financial reporting associated with total assets of $178,575 and total revenues of $149,390 included in the consolidated financial statements of the Company as of and for the year ended December 31, 2019.

KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2019, as stated in their report included in the Company’s annual audited consolidated financial statements for the year ended December 31, 2019. KPMG LLP also excluded an evaluation of the internal control over financial reporting of Beadell Resources Limited in their audit of internal control over financial reporting of the Company as of December 31, 2019.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this document constitute “forward-looking statements” within the meaning of the United States "Private Securities Litigation Reform Act" of 1995 and “forward-looking information” within Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, addressing activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the words “anticipates”, “believes”, “expects”, “may”, “likely”, “plans”, “intends”, “expects”, “may”, “forecast”, “project”, “budgets”, “potential”, and “outlook”, or similar words, or statements that certain events or conditions “may”, “might”, “could”, “can”, “would”, or “will” occur. Forward-looking statements reflect the Company’s current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors, which may cause the Company’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

In particular, this MD&A includes forward-looking statements, principally under the section titled Guidance and Outlook, but also elsewhere in this document relating to estimates, forecasts, and statements as to management’s expectations, opinions and assumptions with respect to the future production of gold, silver lead and zinc; profit, operating costs and cash flows; grade improvements; sales volume and selling prices of products; capital and exploration expenditures, plans, timing, progress, and expectations for the development of the Company’s mines and projects; the timing of production and the cash and total costs of production; sensitivity of earnings to changes in commodity prices and exchange rates; the impact of foreign currency exchange rates; expenditures to increase or determine reserves and resources; sufficiency of available capital resources; title to claims; expansion and acquisition plans; and the future plans and expectations for the Company’s properties and operations. Examples of specific information in this MD&A and/or incorporated by reference to the annual audited consolidated financial statements for the year ended December 31, 2019 that may constitute forward-looking statements are:

GREAT PANTHER MINING LIMITED	Page 48
Management’s Discussion & Analysis

Regarding Tucano:

•	Expectations regarding the results of the geotechnical review of UCS and the Company’s plans for continued mining at UCS;

•	Expectations regarding the production profile for Tucano and its ability to meet the production guidance for 2020;

•	Expectations regarding Tucano’s exploration potential;

•	Expectations regarding Tucano’s near-mine and regional exploration programs and ability to discover new resources, and/or convert resources to reserves;

•	Expectations of significant exploration potential, including regional, and multiple in-mine and near-mine opportunities with the potential to extend the mine life;

•	Expectations regarding the potential for an underground mine and possible plans to complete a feasibility study;

•	Expectations regarding cost reductions that may be achieved in 2020;

Regarding the GMC:

•	Expectations that the Company will maintain operations while it continues to compile and submit technical information to the Comisión Nacional del Agua (“CONAGUA”), and while the Company awaits CONAGUA’s review of such information;

•	Expectations that the current tailings footprint at the GMC can be maintained and can support operations at the GMC for 1.5 years from January 1, 2020;

•	Expectations that permits associated with the use and expansion of the TSF at the GMC will be granted in due course and on favourable terms, with no suspension of the GMC operations;

•	Expectations that additional economic resources are identified at the GMC; and

•	Expectations that the Company will receive any additional water use and discharge permits required to maintain operations at the GMC.

Regarding Topia:

•	Expectations regarding the receipt of a permit for the Topia Phase III tailings facility and the Company’s ability to find alternatives to store tailings until Phase III is permitted (or recommencement of tailings deposition at Phase II) and to continue operations at Topia;

•	Expectations that the Company will be able to achieve compliance with the voluntary environmental audit program authorized by the Procuraduría Federal de Protección al Ambiente (“PROFEPA”) by January 2021, and that upon completion of the compliance program, further reviews will not lead to future suspensions of operations.

Regarding Coricancha:

•	The expectation that pending proposals for modification of an approved closure plan will conclude with the approval of the Ministry of Energy and Mines (“MEM”), which may also resolve any related fines or penalties;

•	Expectations regarding the availability of funds to restart production and the ability to restart a commercially viable mine;

•	Expectations regarding the costs to restart Coricancha;

•	Expectations that Coricancha can be restarted and operated on the operating assumptions confirmed by the BSP;

•	Expectations regarding recoveries from Nyrstar in relation to its Coricancha indemnification obligations;

GREAT PANTHER MINING LIMITED	Page 49
Management’s Discussion & Analysis

•	Opportunities relating to optimization of mining, future exploration and the expansion of the mine life indicated under the PEA; and

•	Expectations regarding the reclamation process.

Regarding general corporate matters:

•	Guidance provided in the Guidance and Outlook section of this MD&A, such as production, cash cost, AISC, capital expenditures and other expenditures for 2020 in respect of the individual mines;

•	Expectations that along with its cash flows generated from mining activities, and its current cash and other net working capital, including cash raised from equity and debt financing and the ATM Facility, that it will have sufficient capital resources in the next twelve months to fund capital investments and projects and to repay indebtedness;

•	Expectations that the Company’s operations will not be impacted by government or industry measures to control the spread of COVID-19;

•	Estimates made by management in the preparation of the Company’s financial statements relating to the assessments of provisions for loss and contingent liabilities relating to legal proceedings and the estimation of the carrying value of the Company’s mineral properties;

•	Expectations in respect of permitting and development activities; and

•	Expectations that metallurgical, environmental, permitting, legal, title, taxation, socio-economic, political, marketing or other issues will not materially affect the Company’s estimates or mineral reserves and mineral resources or its future mining plans;

These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: the accuracy of the Company’s mineral reserve and mineral resource estimates and the assumptions upon which they are based; ore grades and recoveries; prices for silver, gold, and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; prices for energy inputs, labour, materials, supplies and services (including transportation); all necessary permits, licenses and regulatory approvals for the Company’s operations are received in a timely manner, including the permit for the Phase III Topia tailings storage facility; the Topia Phase II tailings storage facility can be remediated as planned; the Company’s ability to comply with environmental, health and safety laws; management’s estimates in connection with the assessment of provisions for loss and contingent liabilities relating to legal proceedings may differ materially from the ultimate loss or damages incurred by the Company; the Company’s inability to meet its production forecasts or to generate the anticipated cash flows from operations in 2020 could result in the Company’s inability to meet its scheduled debt payments when due; management’s estimates regarding the carrying value of the its mineral properties may be subject to change in future financial periods, which may result in further write-downs and consequential impairment loss; the accuracy of the information included or implied in the various published technical reports; the geological, operational and price assumptions on which these technical reports are based; conditions in the financial markets; the ability to attract and retain skilled staff; the ability to procure equipment and operating supplies and that there are no material unanticipated variations in the cost of energy or supplies; the ability to secure contracts for the sale of the Company’s products (metals concentrates and gold dore); the execution and outcome of current or future exploration activities; the ability to obtain adequate financing for planned activities and to complete further exploration programs; the possibility of project delays and cost overruns, or unanticipated excessive operating cost and expenses, the Company’s ability to maintain adequate internal control over financial reporting, and disclosure controls and procedures; the ability of contractors to perform their contractual obligations; and operations not being disrupted by issues such as mechanical failures, labour disturbances, illegal occupations or mining, seismic events, and adverse weather conditions.

GREAT PANTHER MINING LIMITED	Page 50
Management’s Discussion & Analysis

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to: the inherent risk that estimates of mineral reserves and resources may not be accurate and accordingly that mine production will not be as estimated or predicted; gold, silver and base metal prices may decline or may be less than forecasted; fluctuations in currency exchange rates (including the U.S. dollar to Brazilian real exchange rate) may increase costs of operations; operational and physical risks inherent in mining operations (including pit wall collapses, tailings storage facility failures, environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather) may result in unforeseen costs, shut downs, delays in production and exposure to liability; planned exploration activities may not result in conversion of existing mineral resources into mineral reserves or discovery of new mineral resources; potential political and social risks involving Great Panther’s operations in a foreign jurisdiction; the potential for unexpected costs and expenses; employee relations; relationships with, and claims by, local communities and indigenous populations; the Company’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions in which the Company operates; legal restrictions related to mining; the inability to remediate the UCS pit at the Tucano Gold Mine and the Topia tailings storage facility as planned; diminishing quantities or grades of mineral reserves as properties are mined operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined; acts of foreign governments; political risk; labour or social unrest; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; unanticipated operational difficulties due to adverse weather conditions, failure of plant or mine equipment and unanticipated events related to health, safety, and environmental matters; failure of counterparties to perform their contractual obligations; uncertainty of Mineral Resource estimates; deterioration of general economic conditions; the Company’s ability to operate as anticipated; and the Company’s ability to appropriately capitalize and finance its operations, and other risks and uncertainties, including those described in respect of Great Panther in its Annual Information Form (“AIF”) for the year ended December 31, 2019 and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A. The Company will update forward-looking statements and information if and when, and to the extent required by applicable securities laws. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Further information can be found in the section entitled "Description of the Business – Risk Factors" in the most recent Form 40-F/AIF on file with the SEC and Canadian provincial securities regulatory authorities. Readers are advised to carefully review and consider the risk factors identified in the Form 40-F/AIF for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. It is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in the Form 40-F/AIF.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

As a British Columbia corporation and a “reporting issuer” under Canadian securities laws, the Company is required to provide disclosure regarding its mineral properties in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. In accordance with NI 43-101, the Company uses the terms Mineral Reserves and Resources as they are defined in accordance with the CIM Definition Standards on Mineral Reserves and Resources (the “CIM Definition Standards”) adopted by the Canadian Institute of Mining, Metallurgy and Petroleum.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the United States Securities and Exchange Commission (the “SEC”) under the U.S. Exchange Act. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”). The SEC Modernization Rules have replaced the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7 (“Guide 7”), which have been rescinded. The Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules as the Company is presently a “foreign issuer” under the U.S. Exchange Act and entitled to file continuous disclosure reports with the SEC under the MJDS Disclosure System between Canada and the United States.

The SEC Modernization Rules include the adoption of terms describing Mineral Reserves and Mineral Resources that are substantially similar to the corresponding terms under the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, SEC will now recognize estimates of Measured Mineral Resources, Indicated Mineral Resources and Inferred Mineral Resources. In addition, the SEC has amended its definitions of Proven Mineral Reserves and Probable Mineral Reserves to be substantially similar to the corresponding CIM Definitions.

GREAT PANTHER MINING LIMITED	Page 51
Management’s Discussion & Analysis